Moving Forward. Building Equity

2004 Annual Report


5103

EQUITY RESIDENTIAL

Welcome With more than 930 properties in 32 states, Equity Residential (EQR) is America's Choice for Apartment Living—and the nation's largest publicly traded apartment company. We are an S&P 500 company and have been named as one of America's Most Admired Companies by *Fortune* magazine. And the moves we're making today will build our value even more.





Our Mission To be America's Choice for Apartment Living by being uncompromising in delivering on our commitments to our customers, employees and shareholders.



Building for the future We serve a vast market. Close to 34 million U.S. households—one-third of the total—live in multifamily housing, and the number is growing every day. Rising employment rates and improving demographic trends, like the growth in the number of people aged 18 to 29, are increasing the demand for apartments. Multifamily rental housing is attractive to investors seeking stable revenue streams and relatively low risk. Apartments answer a basic human need, revenues are nondiscretionary and paid in advance, and there is no need for large R&D expenditures.

U.S. CITIZENS TURNING 18 YEARS OLD (in millions)


4.2
4.1
4.0
3.9
3.8
3.7
3.6
3.5
3.4
3.3
1998
2000
2002
2004
2006
2008
2010
2012
2014
2016

Source: National Center for Health Statistics







71 Broadway – New York, NY

Building our presence We're concentrating our assets in approximately 30 of the nation's most attractive markets. Our focus is on high barrier-to-entry markets like New York City, where the supply of apartments is low and demand is high. Close to 60% of our net operating income now comes from high barrier markets. Our investment in new development—$345 million in 2004—will help increase that percentage even more.

PORTFOLIO STRATEGY

We earn a growing percentage of our net operating income in high barrier-to-entry markets that offer *more predictable income and stable cash flows.*



66%
56%
43%
2000
2002
2004
Low barrier-to-entry
High barrier-to-entry



La Mirage – San Diego, CA



Building our business Our properties offer the locations—and amenities—that renters want most. Increased spending on landscaping and maintenance is improving the quality of our portfolio and building resident retention.



Longwood - Atlanta, GA



Concord Center, a development project in Concord, CA

Building choices A diverse array of properties meets the demands of every segment of the market, from first-time renters just out of college to baby-boomer retirees.



Sterling Heights, a condominium conversion property in Seattle, WA



The Wimberly – Dallas, TX

Building strength We're big, and getting stronger. Our portfolio is one of the largest and most diverse in multifamily. We're continually refining it to improve its quality, value and long-term performance. Over the past four years, we have bought, sold and developed more than $7 billion in assets.



Building our portfolio

Concentrating our operations in approximately 30 of the nation's most attractive markets provides more stable returns while also allowing us to capitalize on economies of scale.



The Palms – Phoenix, AZ

Building diversification A diversified portfolio helps us weather economic downturns or overbuilding in any single region.

BUDGETED 2005 NET OPERATING INCOME BY REGION



Pacific Northwest
18,087 units
Atlantic
27,387 units
21.8%
Northern California
7,844 units
5.4%
Southern California
17,352 units
17.0%
Florida
29,522 units
14.9%
Colorado
8,772 units
4.0%
Arizona
11,779 units
4.6%
Texas
24,261 units
8.0%
Midwest
28,077 units
9.8%
Southeast
21,532 units
7.6%

Other Lexford units (8,957) comprise 1.0% and condominium units (1,579) comprise 0.3%.



Building relationships Friendly people and outstanding service make it easy to choose an Equity property. Coast to Coast, Rent with Equity and other resident retention programs give people reasons to stay with us longer.





Building new connections The web has become the number one source of traffic to our properties. We have the size and the resources to make the most of the medium. Web advertising and major search engine placements draw people to equityapartments.com, which allows prospective residents to view floor plans and amenities on-line.







Building value Working together, we're lifting our performance. We're centralizing key tasks and consolidating operations to leverage our size and make the most of our investments.





Building savings A new single-source supply agreement consolidates appliance purchases, improves service and deliveries, and reduces costs by more than $1 million per year. Consolidating floor covering purchases reduces product and replacement costs by an estimated $3 million per year.





Building our team A winning company begins with a winning team. We are building the best team in the business by bringing in new talent, and expanding what is already one of the industry's best training programs. We're working hard to increase the diversity of our staff, while promoting shared values, practices and objectives.







Building understanding In 2004, we conducted 35,000 sessions of training on subjects ranging from staff development to fair housing laws, marketing to maintenance. *Training* magazine once again named Equity Residential a "Top 100" company for workforce training and development in the United States.


CHARLES



We're moving in the right direction—and building momentum.

INVESTMENT RETURN
(thousands of dollars, assumes dividend reinvestment)


$60
$50
$40
$30
$20
$10
94
96
98
00
02
04

$10,000 invested in 1993 was worth $56,000 on December 31, 2004. Our total annual return of 29% once again surpassed the Dow Jones Industrial Average and the S&P 500.

In 2004, as our industry began to recover, we achieved solid results. Total revenues from continuing operations rose to $1.9 billion, compared to $1.7 billion in 2003, and for the first time in two years the revenues from our "same store" portfolio grew. Funds from Operations (FFO), a commonly used measure of a real estate company's operating performance, were $2.14 per share, compared to $2.15 per share in 2003. That's after accounting for the four hurricanes that struck Florida during 2004, which caused $22 million in damage to our properties and reduced earnings by $0.05 per share. Even so, we maintained our dividend of $1.73 per share. Our total annual return of 29% once again surpassed the Dow Jones Industrial Average and the S&P 500.

While we are pleased that our numbers are improving, they only tell part of the story. Over the long term, our success will be determined by our ability to build our enterprise and prepare for the future. And in these critical tasks, we've made tremendous progress.

Equity Residential's strategy has always been opportunistic. In 1993, when we became a public company, we were able to capitalize on a unique window of opportunity to assemble a large, nationwide portfolio of properties at a favorable price. Today, the dynamics of the marketplace—and the opportunities it offers—are different. Low interest rates and other factors have resulted in strong demand for multifamily properties at the same time that rising land and construction costs have reduced supply by making it more difficult to build or buy new developments. While these conditions make large-scale acquisitions far more challenging, they also create a seller's market and increase the value of our existing inventory.

We're capitalizing on the opportunities found in this environment by refining our portfolio, improving our operations and building our team—all with the goal of tapping Equity's full potential.

BUILDING OUR PORTFOLIO Our portfolio remains one of the largest and most diverse in multifamily real estate. But we're not pursuing size for its own sake. We're pursuing quality.

Over the past four years we have completed more than $7 billion in transactions. We have sold properties in smaller, second-tier, or overbuilt markets, and focused our purchases in high barrier-to-entry markets, where zoning restrictions, a lack of land and other factors limit new development. Focusing our operations in approximately 30 of the nation's most attractive markets provides for more stable returns, while still blunting the impact of economic downturns in any single region or market.



Executive Officers

Gerry Spector
Executive Vice President,
Chief Operating Officer

Bruce Duncan
President, Chief Executive Officer

David Neithercut
Executive Vice President–
Corporate Strategy

Greg Smith
Executive Vice President–
Portfolio Management

Alan George
Executive Vice President,
Chief Investment Officer

Mark Tennison
Executive Vice President–
Development

Fred Tuomi
Executive Vice President,
President–Property Management

Donna Brandin
Executive Vice President,
Chief Financial Officer

Bruce Strohm
Executive Vice President,
General Counsel and Secretary

In 2004, we continued to reconfigure our portfolio. We sold nearly $1 billion in assets in markets like Memphis, Louisville and Milwaukee at excellent prices. We invested approximately $900 million in larger markets, including, for the first time, New York City. Today, we earn almost 60% of our net operating income in high barrier-to-entry markets, compared to just over 30% in 2000.

As we recycle our capital, we aim for the greatest possible returns by not leaving any dollars on the table. One strategy is to convert selected properties into condominiums and sell the units to individual purchasers. The condominium group we established in 2003 had an outstanding year in 2004. We sold a total of 977 units from both our own portfolio and our joint venture developments in Washington, California, Florida, Illinois, Arizona and the District of Columbia for a net profit of more than $28 million.

We're also taking a different approach to our development projects. We're a major developer of apartment properties—in 2004, we completed $345 million in new development—but in the past we've relied primarily on joint ventures. Now we have added resources to our own development team to complement our joint venture activity, and take greater control of the process, as well as a greater share of total revenues.

BUILDING OUR OPERATIONS From the initial planning to the final sale, we are taking greater control of our portfolio. We are acting as one company to leverage our size and improve our profitability.

We have centralized key tasks. In 2004, we expanded our corporate purchasing staff, which analyzed every line item of spending to help us get more from our purchases. Already, the gains have been significant. Our carpet program with Shaw Industries enhances the quality, durability and appeal of the carpet in our apartments and saves more than $2 million each year in product and replacement costs. A new contract with a major appliance manufacturer improves service and delivery to our properties and will reduce costs by an estimated $1 million per year.

The programs now under way will reduce our annual costs by an estimated total of $12 million or more. But we're not simply trying to save our way to growth. We recognize that building revenues requires new investments, and we're making them where they will do the most good. We've brought in new talent from several industries, such as retail and transportation, to help us learn more about their pricing, customer service and other practices—and apply the best ones. A new, centralized pricing team is evaluating different techniques of setting rental rates, bringing greater discipline and consistency to the process. The process begins with knowing what our customers want. We are using surveys and focus groups to gain a better understanding of our customer's needs, and we're applying what we've learned in new marketing programs. Customer feedback has also helped improve our web site, which is a major source of traffic to

CAPITAL STRUCTURE
(as of December 31, 2004)


49% Secured
51% Unsecured
93% Common
7% Preferred
65% Equity
35% Debt

Total Capitalization: $18.4 billion
Share Price: $36.18
Total Shares: 307.6 million (including OP units and common share equivalents)

our properties. Between its re-design in August and the end of the year, our site generated 22,000 e-mail leads. A new enterprise-wide software system, scheduled for implementation across our properties in 2005, will improve our ability to measure and monitor our performance, enhance communications and allow property managers to spend more time with customers.

We're leveraging the power of our size and scale to gain unique opportunities. With 939 properties in 32 states and the District of Columbia, we are one of the few companies that can offer services such as relocation to major corporations and associations. We provide housing for traveling nurses and other groups. Our Equity Corporate Housing division enables businesses to offer discounts on housing to their employees and helped build our revenues by more than $13 million in 2004. Our Rent with Equity and Coast to Coast programs offer residents reasons to stay with us longer or relocate to another Equity property.

BUILDING OUR TEAM While much has changed, some things won't. We have always believed in the value and power of people, and we're doing more than ever to attract, develop and retain the best people at every level. We added new talent, including Donna Brandin, our new Chief Financial Officer. Patricia Mash joined us as Chief Revenue Officer, a new position at Equity, overseeing our pricing, marketing and customer service activities. Our new Executive Vice President-Development Mark Tennison brings years of experience to our development team.

We also reshaped our organization to match our strategies. David Neithercut, formerly Chief Financial Officer, was named to the new post of Executive Vice President-Corporate Strategy, and now heads our Transaction, Portfolio Management, Development, Condominium and Research groups. Bringing these groups together as a team allows for greater collaboration and ensures that we can take advantage of the opportunities in the marketplace. Early in 2005, we made the decision to create one single property management organization from the two separate divisions we operated previously. We are more than pleased that Fred Tuomi, formerly President of our Western Division, agreed to lead the team as President of Property Management.

Our focus on succession management has served us well. When we recently announced President and Chief Executive Officer Bruce Duncan's decision to retire on January 2, 2006, we were able to name his successor at the same time. David Neithercut, long-time Chief Financial Officer and current Executive Vice President-Corporate Strategy, will take the reins as President and CEO next year. David will bring a wealth of industry knowledge and experience to his new role and we look forward to a seamless transition.

We combine experienced leadership with outstanding training and support. We offered 35,000 sessions of training in 2004, which helped us secure our fourth consecutive designation as a "Top 100" company for workforce development from *Training* magazine. A diversity council helps ensure that our staff is as diverse as the markets we serve. Regular communications with employees, including web casts and newsletters, help keep people informed—and pulling together. Such efforts make a measurable difference. Our employee engagement survey shows that employee commitment to Equity is high, and our turnover rate, which is already lower than the industry average, is declining even more.

BUILDING OUR FUTURE We expect economic conditions to continue to improve in 2005, and to be better still in 2006. Almost all of our markets have returned to revenue growth, and demographics are in our favor. Over the next decade we will see the "echo boomer" generation come of age, with 3.5 to 4 million people turning 18 each year. Continued immigration will also drive household formation. Young adults and immigrants are the two demographic groups with the highest propensity to rent apartments, and other factors also favor new growth. Higher employment rates will encourage people to find apartments of their own, while higher interest rates and high home prices will add to the number of renters and keep them in the rental market for longer periods.

As business picks up, we'll benefit from the work we have done over the past few years. We'll continue to build our portfolio. Capitalizing on the opportunities of the marketplace, we'll move away from less desirable markets and into those that offer the greatest long-term rewards. Our goal is to sell approximately $1 billion in assets while continuing to maximize our returns. Our early 2005 sale of Water Terrace, a 450-unit high rise luxury apartment building in California, produced a profit of $80 million. We'll also increase our condominium sales—in fact, we're on our way to becoming one of the top condominium converters in the United States.



Over the long term, our success will be determined by our ability to build our enterprise and prepare for the future.

Applying our capital and unmatched credit capacity, we'll increase the pace of our acquisitions and development. We plan to invest approximately $1 billion in acquisitions, while our development team will invest $350 million in new projects, with an additional $500 million planned for 2006.

We will continue to build our operations. We are reviewing the thousands of landscaping and cleaning services we use with the goal of consolidating suppliers for increased savings and greater control. We're also looking at additional national purchasing agreements. New pricing policies will help increase revenues, while service improvements and other programs will help increase resident retention.

We'll continue to build our team. This year, and under David Neithercut in the future, we will continue to foster a winning culture by providing our people with the education, resources and opportunities they need to do their best. Succession planning from the senior management level down will help to strengthen our bench, develop the next generation of leadership and further increase the diversity of our workforce. We will continue to offer attractive compensation and benefits, and intend to further reduce employee turnover rates.

You may also rest assured that we will continue to be among those setting the standard for corporate governance—in our own, or any, industry. Institutional Shareholder Services ranks us number two in real estate for corporate governance and number three in the entire S&P 500.

Whether you're a shareholder, an employee or one of the hundreds of thousands of people who live with us, this is a great time to be at Equity. Our portfolio is stronger and better situated than ever before, our operations are increasingly productive and efficient, and we have a great team. We look forward to building our business—and our value—while delivering on our commitments to our customers, employees and shareholders.

Samuel Zell
Chairman of the Board of Trustees

Bruce W. Duncan
President and Chief Executive Officer

Selected Financial Data

(Financial information in thousands except for per share and property data)

Year Ended December 31,	2004	2003	2002	2001	2000
Operating Data:					
Total revenues from continuing operations	$ 1,889,501	$ 1,706,020	$ 1,687,041	$ 1,715,440	$ 1,607,243
Income from continuing operations	$ 135,276	$ 157,867	$ 188,114	$ 242,238	$ 207,800
Net income	$ 472,329	$ 523,311	$ 400,777	$ 455,408	$ 538,365
Net income available to Common Shares	$ 418,583	$ 426,639	$ 324,162	$ 362,580	$ 437,510
Earnings per share – basic:					
Income from continuing operations available to Common Shares	$ 0.38	$ 0.33	$ 0.47	$ 0.62	$ 0.52
Net income available to Common Shares	$ 1.50	$ 1.57	$ 1.19	$ 1.36	$ 1.69
Weighted average Common Shares outstanding	279,744	272,337	271,974	267,349	259,015
Earnings per share – diluted:					
Income from continuing operations available to Common Shares	$ 0.37	$ 0.32	$ 0.46	$ 0.61	$ 0.52
Net income available to Common Shares	$ 1.48	$ 1.55	$ 1.18	$ 1.34	$ 1.67
Weighted average Common Shares outstanding	303,871	297,041	297,969	295,213	286,503
Distributions declared per Common Share outstanding	$ 1.73	$ 1.73	$ 1.73	$ 1.68	$ 1.575
Balance Sheet Data (at end of period):					
Real estate, before accumulated depreciation	$ 14,852,621	$ 12,874,379	$ 13,046,263	$ 13,016,183	$ 12,591,539
Real estate, after accumulated depreciation	$ 12,252,794	$ 10,578,366	$ 10,934,246	$ 11,297,338	$ 11,239,303
Total assets	$ 12,645,275	$ 11,466,893	$ 11,810,917	$ 12,235,625	$ 12,263,966
Total debt	$ 6,459,806	$ 5,360,489	$ 5,523,699	$ 5,742,758	$ 5,706,152
Minority Interests	$ 535,582	$ 600,929	$ 611,303	$ 635,822	$ 612,618
Shareholders' equity	$ 5,072,528	$ 5,015,441	$ 5,197,123	$ 5,413,950	$ 5,619,547
Other Data:					
Total properties (at end of period)	939	968	1,039	1,076	1,104
Total apartment units (at end of period)	200,149	207,506	223,591	224,801	227,704
Funds from operations available to Common Shares and OP Units (1)(2)	$ 651,741	$ 640,390	$ 719,265	$ 706,294	$ 719,580
Cash flow provided by (used for):					
Operating activities	$ 717,750	$ 744,319	$ 888,263	$ 889,668	$ 836,417
Investing activities	$ (565,968)	$ 334,028	$ (48,622)	$ 57,429	$ (557,766)
Financing activities	$ (117,856)	$ (1,058,643)	$ (861,369)	$ (919,266)	$ (283,996)

(1) The National Association of Real Estate Investment Trusts ("NAREIT") defines funds from operations ("FFO") (April 2002 White Paper) as net income (computed in accordance with accounting principles generally accepted in the United States ("GAAP")), excluding gains (or losses) from sales of depreciable property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis. The April 2002 White Paper states that gain or loss on sales of property is excluded from FFO for previously depreciated operating properties only. Once the Company commences the conversion of units to condominiums, it simultaneously discontinues depreciation of such property. See Management's Discussion and Analysis of Financial Condition and Results of Operations for a reconciliation between net income and FFO.

(2) The Company believes that FFO is helpful to investors as a supplemental measure of the operating performance of a real estate company, because it is a recognized measure of performance by the real estate industry and by excluding gains or losses related to dispositions of depreciable property and excluding real estate depreciation (which can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates), FFO can help compare the operating performance of a company's real estate between periods or as compared to different companies. FFO in and of itself does not represent net income or net cash flows from operating activities in accordance with GAAP. Therefore, FFO should not be exclusively considered as an alternative to net income or to net cash flows from operating activities as determined by GAAP or as a measure of liquidity. The Company's calculation of FFO may differ from other real estate companies due to, among other items, variations in cost capitalization policies for capital expenditures and, accordingly, may not be comparable to such other real estate companies.

Corporate Data

Board of Trustees

Corporate Office

Equity Residential
Two North Riverside Plaza
Chicago, Illinois 60606
Phone: 312.474.1300
www.equityresidential.com

1 Lead Trustee
2 Audit Committee
3 Compensation Committee
4 Corporate Governance Committee
5 Executive Committee
6 Nominating Committee

Our Guidelines on Corporate Governance, Code of Ethics and Committee Charters are available in the Investor Information section of our web site at www.equityresidential.com.

Executive Officers

Bruce W. Duncan
President, Chief Executive Officer

Gerald A. Spector
Executive Vice President,
Chief Operating Officer

David J. Neithercut
Executive Vice President–Corporate Strategy

Alan W. George
Executive Vice President,
Chief Investment Officer

Donna Brandin
Executive Vice President,
Chief Financial Officer

Gregory H. Smith
Executive Vice President–Portfolio Management

Bruce C. Strohm
Executive Vice President,
General Counsel and Secretary

Mark N. Tennison
Executive Vice President–Development

Frederick C. Tuomi
Executive Vice President,
President–Property Management

Auditors

Ernst & Young LLP
Chicago, Illinois

Transfer Agent

To keep securities information up-to-date and to ensure that holders of Equity Residential securities receive financial information as soon as possible after mailing, please advise the transfer agent of your new address or change of name. Write to them directly at the following address:

EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, Rhode Island 02940-3010
Or call, 1.800.733.5001
www.equiserve.com

Shareholders

There were approximately 47,000 beneficial owners of Equity Residential common shares on February 3, 2005. The number of outstanding common shares as of February 3, 2005 was 286,055,990.

Form 10-K Availability

Requests for Equity Residential's Form 10-K filed with the Securities and Exchange Commission (SEC) and any other inquiries from individuals and institutional investors should be directed to:

Martin J. McKenna
Assistant Vice President–Investor and Public Relations
Equity Residential
Two North Riverside Plaza
Chicago, Illinois 60606
Phone: 1.888.879.6356
Email: InvestorRelations@eqrworld.com

The SEC also maintains a web site that contains reports, proxy information and statements, and other information regarding registrants that file electronically with the Commission. The web site address is: http://www.sec.gov.

Equity Residential has included as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K for fiscal year 2004 filed with the SEC certificates of Equity Residential's Chief Executive Officer and Chief Financial Officer certifying the quality of the company's public disclosure. Equity Residential's Chief Executive Officer has also submitted to the New York Stock Exchange (NYSE) a certificate certifying that he is not aware of any violations by Equity Residential of the NYSE corporate governance listing standards.

Common Share Market Prices and Dividends

Equity Residential's common shares are listed on the New York Stock Exchange (NYSE), ticker symbol EQR. The high, low and closing sales prices on the NYSE and the distributions paid for the past two years were as follows:

2004	High	Low	Close	Dividend Paid
Fourth Quarter	$36.75	$30.86	$36.18	$0.4325
Third Quarter	$33.21	$28.74	$31.00	$0.4325
Second Quarter	$31.11	$26.65	$29.73	$0.4325
First Quarter	$31.10	$28.31	$29.85	$0.4325

2003	High	Low	Close	Dividend Paid
Fourth Quarter	$30.30	$28.03	$29.51	$0.4325
Third Quarter	$29.79	$25.69	$29.28	$0.4325
Second Quarter	$27.95	$24.05	$25.95	$0.4325
First Quarter	$25.99	$23.12	$24.07	$0.4325

Dividend Reinvestment and Share Purchase Plan

Equity Residential offers a Dividend Reinvestment and Share Purchase Plan. For an information packet, including the plan prospectus and enrollment form, please call the Plan Administrator, EquiServe, at 1.800.337.5666.



Equity Residential Two North Riverside Plaza Chicago, Illinois 60606 312.474.1300 www.equityresidential.com

EQUITY RESIDENTIAL

2004 FINANCIAL REPORT

Dear Equity Residential Shareholder,

We are pleased to present our 2004 financial report. Equity Residential is a fully integrated real estate company engaged in the acquisition, development, ownership, management and operation of multifamily properties and has elected to be taxed as a real estate investment trust.

Equity Residential is one of the largest publicly traded real estate companies and is the largest publicly traded owner of multifamily properties (based on the aggregate market value of its outstanding common shares, the number of apartment units wholly owned and total revenues earned). Our corporate headquarters are located in Chicago, Illinois.

We want you to be aware that Equity Residential is doing the utmost to clearly present its financial performance results to you, our investors. We trust this financial report accomplishes that goal. This years report also includes management's report on internal control over financial reporting as required under the Sarbanes Oxley Act, which was effective as of December 31, 2004.

Two North Riverside Plaza
Chicago, Illinois 60606

TABLE OF CONTENTS

	Page
Management's Discussion and Analysis of Financial Condition and Results of Operations	1
Quantitative and Qualitative Disclosure about Market Risk	18
Controls and Procedures:	
Evaluation of Disclosure Controls and Procedures	19
Management's Report on Internal Control over Financial Reporting	19
Consolidated Balance Sheets as of December 31, 2004 and 2003	20
Consolidated Statements of Operations for the Years Ended December 31, 2004, 2003 and 2002	21
Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, 2003 and 2002	23
Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 31, 2004, 2003 and 2002	26
Notes to Consolidated Financial Statements	28
Report of Independent Registered Public Accounting Firm	62
Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting	63

EQUITY RESIDENTIAL
Two North Riverside Plaza
Chicago, Illinois 60606

2004 FINANCIAL REPORT

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The following discussion and analysis of the results of operations and financial condition of the Company should be read in connection with the Consolidated Financial Statements and Notes thereto. Due to the Company's ability to control the Operating Partnership and its subsidiaries other than entities owning interests in the Unconsolidated Properties and certain other entities in which the Company has investments, the Operating Partnership and each such subsidiary entity has been consolidated with the Company for financial reporting purposes. Capitalized terms used herein and not defined are as defined in the Notes to Consolidated Financial Statements.

Forward-looking statements in this report are intended to be made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "believes", "estimates", "expects" and "anticipates" and other similar expressions that are predictions of or indicate future events and trends and which do not relate solely to historical matters identify forward-looking statements. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results, performance, or achievements of the Company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such differences include, but are not limited to, the following:

- The total number of development units, cost of development and completion dates as well as anticipated capital expenditures for replacements and building improvements all reflect the Company's best estimates and are subject to uncertainties arising from changing economic conditions (such as the cost of labor and construction materials), competition and local government regulation;
- Sources of capital to the Company or labor and materials required for maintenance, repair, capital expenditure or development are more expensive than anticipated;
- Occupancy levels and market rents may be adversely affected by national and local economic and market conditions including, without limitation, new construction of multifamily housing, slow employment growth, availability of low interest mortgages for single-family home buyers and the potential for geopolitical instability, all of which are beyond the Company's control; and
- Additional factors as discussed in Part I of the Annual Report on Form 10-K, particularly those under "Risk Factors".

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Forward-looking statements and related uncertainties are also included in Note 5 and 11 to the Notes to Consolidated Financial Statements in this report.

Results of Operations

The following table summarizes the number of properties and related units for the periods presented:

	Properties	Units	Purchase / Sale Price $ Millions
At December 31, 2002	**1,039**	**223,591**	
2003 Acquisitions	17	5,200	$ 684.1
2003 Dispositions:			
Rental Properties	(95)	(23,075)	$ (1,162.6)
Condominium Units	(1)	(411)	$ (54.8)
Vacant Land	-	-	$ (0.6)
2003 Completed Developments	8	2,112	
2003 Unit Configuration Changes	-	89	
At December 31, 2003	**968**	**207,506**	
2004 Acquisitions:			
Rental Properties	24	6,182	$ 900.8
Vacant Land	-	-	$ 12.4
2004 Dispositions:			
Rental Properties	(56)	(14,159)	$ (787.8)
Condominium Units	(2)	(977)	$ (177.3)
Vacant Land	-	-	$ (27.9)
2004 Completed Developments	5	1,565	
2004Unit Configuration Changes	-	32	
At December 31, 2004	**939**	**200,149**	

The Company's primary financial measure for evaluating each of its apartment communities is net operating income ("NOI"). The Company believes that NOI is helpful to investors as a supplemental measure of the operating performance of a real estate company because it is a direct measure of the actual operating results of the Company's apartment communities.

Properties that the Company owned for all of both 2004 and 2003 (the "2004 Same Store Properties"), which represented 162,201 units, impacted the Company's results of operations. Properties that the Company owned for all of both 2003 and 2002 (the "2003 Same Store Properties"), which represented 171,841 units, also impacted the Company's results of operations. Both the 2004 Same Store Properties and 2003 Same Store Properties are discussed in the following paragraphs.

The Company's acquisition, disposition, completed development and consolidation of previously unconsolidated property and variable interest entity activities also impacted overall results of operations for the years ended December 31, 2004 and 2003. The impacts of these activities are also discussed in greater detail in the following paragraphs.

Comparison of the year ended December 31, 2004 to the year ended December 31, 2003

For the year ended December 31, 2004, income from continuing operations decreased by approximately $22.6 million when compared to the year ended December 31, 2003. During the year ended December 31, 2004, the Company established a reserve and recorded a corresponding expense of $15.2 million in estimated uninsured property damage at certain of its properties primarily located in Florida caused by Hurricanes Charley, Frances, Ivan and Jeanne. Of this amount, approximately $9.4 million had been spent for hurricane related repairs through December 31, 2004.

Revenues from the 2004 Same Store Properties increased $14.1 million primarily as a result of lower concessions provided residents and a slight increase in occupancy rates. Expenses from the 2004 Same Store Properties increased $22.5 million primarily due to higher payroll, utility costs and real estate taxes. The following tables provide comparative revenue, expense, NOI and weighted average occupancy for the 2004 Same Store Properties:

2004 vs. 2003
Year over Year Same-Store Results

$ in Millions – 162,201 Same-Store Units

Description	Revenues		Expenses (1)		NOI	
2004	$	1,613.5	$	653.5	$	960.0
2003	$	1,599.4	$	631.0	$	968.4
Change	$	14.1	$	22.5	$	(8.4)
Change		0.9%		3.6%		(0.9%)

(1) December 2004 expenses exclude the uninsured property damage caused by Hurricanes Charley, Frances, Ivan & Jeanne.

Same-Store Occupancy Statistics

Year 2004	93.3%
Year 2003	93.0%
Change	0.3%

The following table presents a reconciliation of operating income per the consolidated statements of operations to NOI for the 2004 Same Store Properties.

	Year Ended December 31,			
	2004		2003	
	(Amounts in millions)			
Operating income	$	526.7	$	530.3
Adjustments:				
Insurance (hurricane property damage)		15.2		-
Non-same store operating results		(114.7)		(10.3)
Fee and asset management revenue		(11.2)		(14.4)
Fee and asset management expense		8.6		7.8
Depreciation		484.2		415.0
General and administrative		51.2		38.8
Impairment on technology investments		-		1.2
Same store NOI	$	960.0	$	968.4

For properties that the Company acquired prior to January 1, 2004 and expects to continue to own through December 31, 2005, the Company anticipates the following same store results for the full year ending December 31, 2005:

2005 Same-Store Assumptions	
Physical Occupancy	94.0%
Revenue Change	2.00% to 3.25%
Expense Change	3.6% to 5.0%
NOI Change	0.0% to 3.0%

These 2005 assumptions are based on current expectations and are forward-looking.

Rental income from properties other than 2004 Same Store Properties increased by approximately $172.6 million primarily as a result of revenue from newly acquired properties not yet included as 2004 Same Store Properties and the consolidation of all previously unconsolidated development projects.

Fee and asset management revenues, net of fee and asset management expenses, decreased by $3.9 million primarily as a result of lower income earned from Ft. Lewis and managing fewer properties for third parties and unconsolidated entities. As of December 31, 2004 and 2003, the Company managed 17,988 units and 18,475 units, respectively, for third parties and unconsolidated entities.

Property management expenses include off-site expenses associated with the self-management of the Company's properties as well as management fees paid to any third party management companies. These expenses increased by approximately $7.8 million or 11.5%. This increase is primarily attributable to higher payroll costs, including bonuses and long-term compensation costs as well as severance costs for certain employees. In addition, the property management company experienced slightly higher costs for travel, temporary help, internal conferences and legal and professional fees.

Depreciation expense, which includes depreciation on non-real estate assets, increased $69.2 million primarily as a result of the consolidation of previously unconsolidated projects and properties acquired after December 31, 2003, many of which had significantly higher per unit acquisition costs than properties previously acquired, and also due to additional depreciation on capital expenditures for all properties owned.

General and administrative expenses, which include corporate operating expenses, increased approximately $12.4 million or 32.0% between the periods under comparison. This increase was primarily due to the costs of consulting services rendered to increase operating efficiencies and increased litigation and internal control costs partially offset by $1.4 million of immediate expense recognition related to options granted in the first quarter of 2003 to the Company's former chief executive officer. Consulting services were contracted to enhance resident satisfaction/retention, unit pricing and expense procurement/reduction. The Company believes that these additional expenditures may be more than offset by increased rental revenues and/or reduced operating expenses in future years. The Company also anticipates that general and administrative expenses will approximate $43.0 million for the year ended December 31, 2005. The above assumptions are based on current expectations and are forward-looking.

The Company recorded impairment charges on its technology investments of approximately $1.2 million for the year ended December 31, 2003. See Note 19 in the Notes to Consolidated Financial Statements for further discussion.

Interest and other income decreased approximately $5.5 million, primarily as a result of lower balances available for investments including deposits in tax deferred exchange accounts and collateral agreements related to development projects.

Interest expense, including amortization of deferred financing costs, increased approximately $20.8 million. This increase was primarily attributable to increases in mortgage and unsecured note balances and lower capitalized interest. During the year ended December 31, 2004, the Company capitalized interest costs of approximately $14.0 million as compared to $20.6 million for the year ended December 31, 2003. This capitalization of interest primarily related to equity investments in Partially Owned Properties (consolidated) engaged in development activities. The effective interest cost on all indebtedness for the year ended December 31, 2004 was 5.87% as compared to 6.36% for the year ended December 31, 2003.

Loss from investments in unconsolidated entities decreased approximately $2.8 million between the periods under comparison. This decrease is primarily the result of consolidation of properties that were previously unconsolidated, partially offset by an increase in realized losses on the settlement of derivative instruments.

Net gain on sales of discontinued operations increased approximately $13.2 million between the periods under comparison. This increase is primarily the result of an increase in the number of condominium units sold.

Discontinued operations, net, decreased approximately $41.6 million between the periods under comparison. See Note 13 in the Notes to Consolidated Financial Statements for further discussion.

Comparison of the year ended December 31, 2003 to the year ended December 31, 2002

For the year ended December 31, 2003, income from continuing operations decreased by approximately $30.2 million when compared to the year ended December 31, 2002. This decrease was primarily attributable to increased operating expenses incurred including property management costs and depreciation.

Revenues from the 2003 Same Store Properties decreased by $38.2 million primarily as a result of lower overall physical occupancy, increased concessions and lower rental rates charged to both new and renewal residents. Property operating expenses from the 2003 Same Store Properties increased by $36.3 million primarily due to higher payroll, maintenance, utility, real estate taxes, insurance, leasing and advertising and building costs. The following tables provide comparative revenue, expense, NOI and weighted average occupancy for the 2003 Same Store Properties:

2003 vs. 2002
Year over Year Same-Store Results

$ in Millions – 171,841 Same-Store Units

Description	Revenues	Expenses	NOI
2003	$ 1,650.8	$ 659.0	$ 991.8
2002	$ 1,689.0	$ 622.7	$ 1,066.3
Change	$ (38.2)	$ 36.3	$ (74.5)
Change	(2.3%)	5.8%	(7.0%)

Same-Store Occupancy Statistics

Year 2003	93.0%
Year 2002	93.7%
Change	(0.7%)

Rental income from properties other than 2003 Same Store Properties increased by approximately $47.5 million primarily as a result of revenue from newly acquired properties not yet included as 2003 Same Store Properties and additional Partially Owned Properties consolidated in the fourth quarter of 2002 and during the year ended December 31, 2003.

Fee and asset management revenues, net of fee and asset management expenses, increased by $4.9 million primarily as a result of additional income allocated from Ft. Lewis. As of December 31, 2003 and

2002, the Company managed 18,475 units and 18,965 units, respectively, for third parties and unconsolidated entities.

Property management expenses include off-site expenses associated with the self-management of the Company's properties as well as management fees paid to any third party management companies. These expenses decreased by approximately $4.4 million or 6.0%. This decrease is primarily attributable to a reversal of a profit sharing accrual in the first quarter of 2003 related to the 2002 calendar year as the Company didn't achieve its stated goals and management elected not to make a discretionary contribution to the plan. In addition, the Company recorded lower expense in connection with granting less restricted shares and reducing the expense associated with the Company's matched funding of its 401(k) plan during 2003 and not incurring an expense for 2003 discretionary profit sharing contributions.

Depreciation expense, which includes depreciation on non-real estate assets, increased $25.4 million primarily as a result of properties acquired after December 31, 2002, many of which had significantly higher per unit acquisition costs than properties previously acquired, and additional depreciation on capital expenditures for all properties owned.

General and administrative expenses, which include corporate operating expenses, decreased approximately $7.7 million between the periods under comparison. This decrease was primarily due to lower expenses recorded in connection with granting less restricted shares to employees during 2003, partially offset by approximately a $2.6 million increase related to the Company's decision to begin to expense its stock based compensation in accordance with SFAS No. 123 and its amendment (SFAS No. 148). In addition, lower state income and franchise taxes also contributed to this decrease.

The Company recorded impairment charges on its technology investments and its corporate housing business of approximately $1.2 million and $18.3 million for the years ended December 31, 2003 and 2002, respectively. See Note 19 in the Notes to Consolidated Financial Statements for further discussion.

Interest and other income increased by approximately $1.4 million, primarily as a result of higher cash balances available for short-term investments throughout 2003.

Interest expense, including amortization of deferred financing costs, decreased approximately $4.6 million primarily due to lower variable interest rates and lower overall levels of debt. During the year ended December 31, 2003, the Company capitalized interest costs of approximately $20.6 million as compared to $27.2 million for the year ended December 31, 2002. This capitalization of interest primarily related to equity investments in unconsolidated entities engaged in development activities. The effective interest cost on all indebtedness for the year ended December 31, 2003 was 6.36% as compared to 6.54% for the year ended December 31, 2002.

Loss from investments in unconsolidated entities increased approximately $6.4 million between the periods under comparison. This increase is primarily the result of increased operating losses from equity investments partially offset by unrealized gains on derivative instruments.

Net gain on sales of discontinued operations increased approximately $206.4 million between the periods under comparison. This increase is primarily the result of a greater number of properties sold during the year ended December 31, 2003, as well as the fact that several properties had lower net carrying values at sale.

Discontinued operations, net, decreased approximately $53.6 million between the periods under comparison. See Note 13 in the Notes to Consolidated Financial Statements for further discussion.

Liquidity and Capital Resources

For the Year Ended December 31, 2004

As of January 1, 2004, the Company had approximately $49.6 million of cash and cash equivalents and $633.3 million available under its line of credit (net of $56.7 million which was restricted/dedicated to support letters of credit and not available for borrowing). After taking into effect the various transactions discussed in the following paragraphs and the net cash provided by operating activities, the Company's cash and cash equivalents balance at December 31, 2004 was approximately $83.5 million and the amount available on the Company's line of credit was $484.6 million (net of $65.4 million which was restricted/dedicated to support letters of credit and not available for borrowing).

During the year ended December 31, 2004, the Company generated proceeds from various transactions, which included the following:

- Disposed of fifty-eight properties (including four Unconsolidated Properties and various individual condominium units) and received net proceeds of approximately $945.6 million;
- Issued $300.0 million of 4.75% fixed rate unsecured debt receiving net proceeds of $296.8 million;
- Issued $500.0 million of 5.25% fixed rate unsecured debt receiving net proceeds of $496.1 million;
- Obtained $100.0 million from an unsecured floating rate loan;
- Obtained $467.5 million in new mortgage financing; and
- Issued approximately 3.6 million Common Shares and received net proceeds of $85.9 million.

During the year ended December 31, 2004, the above proceeds were primarily utilized to:

- Acquire twenty-four properties including a vacant land parcel, and four additional units at two existing properties, utilizing cash of $820.0 million;
- Repay $494.9 million of mortgage loans;
- Repay $535.7 million of unsecured notes;
- Redeem the Series A Preference Interests at a liquidation value of $40.0 million;
- Invest $406.5 million primarily in previously unconsolidated development projects prior to their consolidation (inclusive of $339.7 million in mortgage debt paid off prior to consolidation); and
- Acquire the minority interests in fifteen previously unconsolidated development properties, two vacant land parcels and four other properties for $53.4 million in cash (prior to consideration of cash acquired of $4.2 million).

Depending on its analysis of market prices, economic conditions, and other opportunities for the investment of available capital, the Company may repurchase up to an additional $85.0 million of its Common Shares pursuant to its existing share buyback program authorized by the Board of Trustees. The Company did not repurchase any of its Common Shares during the year ended December 31, 2004.

The Company's total debt summary and debt maturity schedule as of December 31, 2004, are as follows:

Debt Summary

	$ Millions *	Weighted Average Rate *
Secured	$ 3,167	5.46%
Unsecured	3,293	5.81%
Total	$ 6,460	5.63%
Fixed Rate	$ 5,071	6.45%
Floating Rate	1,389	2.51%
Total	$ 6,460	5.63%
<u>Above Totals Include:</u>		
Tax Exempt		
Fixed	$ 287	4.30%
Floating	562	1.79%
Total	$ 849	2.70%
Unsecured Revolving Credit Facility	$ 150	1.73%

* *Net of the effect of any derivative instruments.*

Debt Maturity Schedule

Year	$ Millions	% of Total
2005 (1)(2)	$ 818	12.7%
2006 (3)	492	7.6%
2007	449	7.0%
2008	627	9.7%
2009	838	13.0%
2010	232	3.6%
2011	718	11.1%
2012	454	7.0%
2013	415	6.4%
2014+	1,417	21.9%
Total	$ 6,460	100.0%

(1) Includes $300 million of unsecured debt with a final maturity of 2015 that is putable/callable in 2005.

(2) Includes $150 million outstanding on the Company's unsecured revolving credit facility.

(3) Includes $150 million of unsecured debt with a final maturity of 2026 that is putable in 2006.

In June 2003, the Operating Partnership filed and the SEC declared effective a Form S-3 registration statement to register $2.0 billion of debt securities. In addition, the Operating Partnership carried over $280.0 million related to a prior registration statement. As of February 2, 2005, $1.48 billion in debt securities remained available for issuance under this registration statement.

In February 1998, the Company filed and the SEC declared effective a Form S-3 Registration Statement to register $1.0 billion of equity securities. In addition, the Company carried over $272.4

million related to a prior registration statement. As of February 2, 2005, $956.5 million in equity securities remained available for issuance under this registration statement.

The Company's "Consolidated Debt-to-Total Market Capitalization Ratio" as of December 31, 2004 is presented in the following table. The Company calculates the equity component of its market capitalization as the sum of (i) the total outstanding Common Shares and assumed conversion of all OP Units at the equivalent market value of the closing price of the Company's Common Shares on the New York Stock Exchange; (ii) the "Common Share Equivalent" of all convertible preferred shares and preference interests/units; and (iii) the liquidation value of all perpetual preferred shares and preference interests outstanding.

Capitalization as of December 31, 2004

Total Debt		$6,459,806,228
Common Shares & OP Units	305,629,855	
Common Share Equivalents (see below)	1,968,453	
Total Outstanding at year-end	307,598,308	
Common Share Price at December 31, 2004	$36.18	
		11,128,906,783
Perpetual Preferred Shares Liquidation Value		615,000,000
Perpetual Preference Interests Liquidation Value		171,500,000
Total Market Capitalization		$18,375,213,011
Total Debt/Total Market Capitalization		35%

Convertible Preferred Shares, Preference Interests and Junior Preference Units as of December 31, 2004

	Shares/Units	Conversion Ratio	Common Share Equivalents
Preferred Shares:			
Series E	811,724	1.1128	903,286
Series H	36,934	1.4480	53,480
Preference Interests:			
Series H	190,000	1.5108	287,052
Series I	270,000	1.4542	392,634
Series J	230,000	1.4108	324,484
Junior Preference Units:			
Series B	7,367	1.020408	7,517
Total			1,968,453

The Company's policy is to maintain a ratio of consolidated debt-to-total market capitalization of less than 50%.

From January 1, 2005 through February 7, 2005, the Company:

- Acquired four properties consisting of 734 units and one parcel of vacant land for approximately $144.1 million;
- Disposed of one property consisting of 450 units and a vacant land parcel (excluding

condominium units) for approximately $340.9 million;

- Assumed $47.6 million of mortgage debt on two properties in connection with their acquisitions;
- Executed an amended compensation agreement with its Chairman of the Board of Trustees extending his current agreement on the same terms and conditions for two more years through 2006 and providing him with a $3.25 million per year long-term compensation grant of options and restricted shares; and
- Issued irrevocable notices to redeem for cash during March 2005 all 1,320,000 units of its 8.50% Series B and C Preference Interests with a cumulative liquidation value of $66.0 million.

On February 24, 2005, the Company received $57.1 million in cash for its ownership interest in Rent.com in connection with the acquisition of Rent.com by eBay, Inc.

Capitalization of Fixed Assets and Improvements to Real Estate

Our policy with respect to capital expenditures is generally to capitalize expenditures that improve the value of the property or extend the useful life of the component asset of the property. We track improvements to real estate in two major categories and several subcategories:

- Replacements *(inside the unit)*. These include:
  - carpets and hardwood floors;
  - appliances;
  - mechanical equipment such as individual furnace/air units, hot water heaters, etc;
  - furniture and fixtures such as kitchen/bath cabinets, light fixtures, ceiling fans, sinks, tubs, toilets, mirrors, countertops, etc;
  - flooring such as vinyl, linoleum or tile; and
  - blinds/shades.

All replacements are depreciated over a five-year estimated useful life. We expense as incurred all maintenance and turnover costs such as cleaning, interior painting of individual units and the repair of any replacement item noted above.

- Building improvements (*outside the unit*). These include:
  - roof replacement and major repairs;
  - paving or major resurfacing of parking lots, curbs and sidewalks;
  - amenities and common areas such as pools, exterior sports and playground equipment, lobbies, clubhouses, laundry rooms, alarm and security systems and offices;
  - major building mechanical equipment systems;
  - interior and exterior structural repair and exterior painting and siding;
  - major landscaping and grounds improvement; and
  - vehicles and office and maintenance equipment.

All building improvements are depreciated over a five to ten-year estimated useful life. We expense as incurred all recurring expenditures that do not improve the value of the asset or extend its useful life.

For the year ended December 31, 2004, our actual improvements to real estate totaled approximately $212.2 million. This includes the following detail (amounts in thousands except for unit and per unit amounts):

Capitalized Improvements to Real Estate For the Year Ended December 31, 2004								
	Total Units (1)	Replacements	Avg. Per Unit	Building Improvements	Avg. Per Unit	Total	Avg. Per Unit
Established Properties (2)	153,442	$ 57,300	$ 373	$ 95,715	$ 624	$ 153,015	$ 997
New Acquisition Properties (3)	21,762	4,026	229	10,127	576	14,153	805
Other (4)	8,727	17,868		27,135		45,003	
Total	183,931	$ 79,194		$ 132,977		$ 212,171	

(1) Total units exclude 16,218 unconsolidated units.
(2) Wholly Owned Properties acquired prior to January 1, 2002.
(3) Wholly Owned Properties acquired during 2002, 2003 and 2004. Per unit amounts are based on a weighted average of 17,577 units.
(4) Includes properties either Partially Owned or sold during the period, commercial space, condominium conversions and $6.6 million included in building improvements spent on fifteen specific assets related to major renovations and repositioning of these assets.

For the year ended December 31, 2003, our actual improvements to real estate totaled approximately $181.9 million. This includes the following detail (amounts in thousands except for unit and per unit amounts):

Capitalized Improvements to Real Estate For the Year Ended December 31, 2003								
	Total Units (1)	Replacements	Avg. Per Unit	Building Improvements	Avg. Per Unit	Total	Avg. Per Unit
Established Properties (2)	162,477	$ 57,931	$ 356	$ 77,607	$ 478	$ 135,538	$ 834
New Acquisition Properties (3)	14,457	2,653	252	5,250	498	7,903	750
Other (4)	7,994	13,417		25,090		38,507	
Total	184,928	$ 74,001		$ 107,947		$ 181,948	

(1) Total units exclude 22,578 unconsolidated units.
(2) Wholly Owned Properties acquired prior to January 1, 2001.
(3) Wholly Owned Properties acquired during 2001, 2002 and 2003. Per unit amounts are based on a weighted average of 10,533 units.
(4) Includes properties either Partially Owned or sold during the period, commercial space, condominium conversions and $6.5 million included in building improvements spent on seven specific assets related to major renovations and repositioning of these assets.

The Company expects to fund approximately $160.0 million for capital expenditures for replacements and building improvements for all consolidated properties, exclusive of condominium conversion properties, in 2005.

During the year ended December 31, 2004, the Company's total non-real estate capital additions, such as computer software, computer equipment, and furniture and fixtures and leasehold improvements to the

Company's property management offices and its corporate offices, was approximately $6.6 million. The Company expects to fund approximately $12.8 million in total additions to non-real estate property in 2005.

Improvements to real estate and additions to non-real estate property were funded from net cash provided by operating activities.

Derivative Instruments

In the normal course of business, the Company is exposed to the effect of interest rate changes. The Company limits these risks by following established risk management policies and procedures including the use of derivatives to hedge interest rate risk on debt instruments.

The Company has a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors. When viewed in conjunction with the underlying and offsetting exposure that the derivatives are designed to hedge, the Company has not sustained a material loss from those instruments nor does it anticipate any material adverse effect on its net income or financial position in the future from the use of derivatives.

See Note 11 in the Notes to Consolidated Financial Statements for additional discussion of derivative instruments at December 31, 2004.

Other

Minority Interests as of December 31, 2004 decreased by $65.3 million when compared to December 31, 2003. The primary factors that impacted this account in the Company's consolidated statements of operations and balance sheets during the year ended December 31, 2004 were:

- Distributions declared to Minority Interests, which amounted to $35.9 million (excluding Junior Preference Unit and Preference Interest distributions);
- The allocation of income from operations to holders of OP Units in the amount of $31.2 million;
- The issuance of 306,694 OP Units to various limited partners at an average price of $29.63 per unit;
- The redemption of 800,000 Series A Cumulative Redeemable Preference Interests with a liquidation value of $40.0 million and a premium on redemption of $1.1 million (see Note 3 in the Notes to Consolidated Financial Statements for further discussion);
- The issuance of Common Shares; and
- The conversion of 1.7 million OP Units into Common Shares valued at $36.9 million at an average price of $21.16 per unit.

Total distributions paid in January 2005 amounted to $144.1 million (excluding distributions on Partially Owned Properties), which included certain distributions declared during the fourth quarter ended December 31, 2004.

The Company expects to meet its short-term liquidity requirements, including capital expenditures related to maintaining its existing properties and certain scheduled unsecured note and mortgage note repayments, generally through its working capital, net cash provided by operating activities and borrowings under its line of credit. The Company considers its cash provided by operating activities to be adequate to meet operating requirements and payments of distributions. The Company also expects to meet its long-term liquidity requirements, such as scheduled unsecured note and mortgage debt maturities, property acquisitions, financing of construction and development activities and capital improvements through the issuance of unsecured notes and equity securities, including additional OP Units, and proceeds received from the disposition of certain properties. In addition, the Company has significant unencumbered properties available to secure additional mortgage borrowings in the event that the public capital markets are unavailable or the cost of alternative sources of capital is too high. The fair value of and cash flow from these unencumbered properties are in excess of the requirements the Company must maintain in order to comply with covenants under its unsecured notes and line of credit. Of the $14.9 billion in investment in real estate on the Company's balance sheet at December 31, 2004, $9.5 billion or 63.8%, was unencumbered.

The Operating Partnership has a revolving credit facility with potential borrowings of up to $700.0 million. This facility matures in May 2005 and may, among other potential uses, be used to fund property acquisitions, costs for certain properties under development and short term liquidity requirements. As of March 1, 2005, $135.0 million was outstanding under this facility (and $51.0 million was restricted and dedicated to support letters of credit).

The Operating Partnership is currently negotiating a new credit facility to replace or expand its existing facility and fully expects to obtain this at current or improved terms in March or April 2005.

Off-Balance Sheet Arrangements and Contractual Obligations

The Company has co-invested in various properties that are unconsolidated and accounted for under the equity method of accounting. Management does not believe these investments have a materially different impact upon the Company's liquidity, capital resources, credit or market risk than its property management and ownership activities. The nature and business purpose of these ventures are as follows:

- Institutional Ventures – During 2000 and 2001, the Company entered into ventures with an unaffiliated partner. At the respective closing dates, the Company sold and/or contributed 45 properties containing 10,846 units to these ventures and retained a 25% ownership interest in the ventures. The Company's joint venture partner contributed cash equal to 75% of the agreed-upon equity value of the properties comprising the ventures, which was then distributed to the Company. The Company's strategy with respect to these ventures was to reduce its concentration of properties in a variety of markets.

- Lexford/Other – As of December 31, 2004, the Company has ownership interests in twelve properties containing 1,571 units acquired in a prior merger. The current weighted average ownership percentage is 11.0%. The Company's strategy with respect to these interests is either to acquire a majority ownership or sell the Company's interest.

As of December 31, 2004, the Company has five projects totaling 1,306 units in various stages of development with estimated completion dates ranging through September 30, 2006. The three development agreements currently in place have the following key terms:

- The first development partner has the right, at any time following completion of a project subject to the agreement, to stipulate a value for such project and offer to sell its interest in the project to the Company based on such value. If the Company chooses not to purchase the interest, the Company must agree to a sale of the project to an unrelated third party at such value. The Company's partner must exercise this right as to all projects subject to the agreement within five years after the receipt of the final certificate of occupancy on the last developed property. In connection with this development partner, the Company has an obligation to provide up to $40.0 million in credit enhancements to guarantee a portion of the third party construction financing. As of February 2, 2005, the Company had set-aside $5.0 million towards this credit enhancement. The Company would be required to perform under this agreement only if there was a material default under a third party construction mortgage agreement. This agreement expires no later than December 31, 2018. Notwithstanding the termination of the agreement, the Company shall have recourse against its development partner for any losses incurred.

- The second development partner has the right, at any time following completion of a project subject to the agreement, to require the Company to purchase the partners' interest in that project at a mutually agreeable price. If the Company and the partner are unable to agree on a price, both parties will obtain appraisals. If the appraised values vary by more than 10%, both the Company and its partner will agree on a third appraiser to determine which original appraisal is closest to its determination of value. The Company may elect at that time not to purchase the property and instead, authorize its partner to sell the project at or above the agreed-upon value to an unrelated third party. Five years following the receipt of the final certificate of occupancy on the last developed property, the Company must purchase, at the agreed-upon price, any projects remaining unsold.

- The third development partner has the exclusive right for six months following stabilization, as defined, to market a subject project for sale. Thereafter, either the Company or its development partner may market a subject project for sale. If the Company's development partner proposes the sale, the Company may elect to purchase the project at the price proposed by its partner or defer the sale until two independent appraisers appraise the project. If the two appraised values vary by more than 5%, a third appraiser will be chosen to determine the fair market value of the property. Once a value has been determined, the Company may elect to purchase the property or authorize its development partner to sell the project at the agreed-upon value.

See Note 6 in the Notes to Consolidated Financial Statements for additional discussion regarding the Company's investments in unconsolidated entities.

In connection with one of its mergers, the Company provided a guaranty of a credit enhancement agreement with respect to certain tax-exempt bonds issued to finance certain public improvements at a multifamily development project. The Company has the obligation to provide this guaranty for a period of eight years from the consummation of the merger or through May 2005. The Company would be required to perform under this guaranty only if there was a draw on the letter of credit issued by the credit enhancement party. The counterparty has also indemnified the Company for any losses suffered. As of February 2, 2005, this guaranty was still in effect at a commitment amount of $10.4 million and no current outstanding liability.

The following table summarizes the Company's contractual obligations for the next five years and thereafter as of December 31, 2004:

	Payments Due by Year (in thousands)						
Contractual Obligations	**2005**	**2006**	**2007**	**2008**	**2009**	**Thereafter**	**Total**
Debt (a)	$ 817,897	$ 491,617	$ 449,090	$ 626,939	$ 838,015	$ 3,236,248	$ 6,459,806
Operating Leases:							
Minimum Rent Payments (b)	4,816	4,205	3,464	3,335	3,233	7,369	26,422
Other Long-Term Liabilities:							
Deferred Compensation (c)	813	1,807	2,211	2,211	2,211	11,230	20,483
Other (d)	1,000	-	-	-	-	-	1,000
Total	$ 824,526	$ 497,629	$ 454,765	$ 632,485	$ 843,459	$ 3,254,847	$ 6,507,711

(a) Amounts include aggregate principal payments only. The Company paid $348,574, $352,391 and $365,782 fo interest on debt, inclusive of derivative instruments, for the years ended December 31, 2004, 2003 and 2002 respectively.
(b) Minimum basic rent due for various office space the Company leases and fixed base rent due on a ground lease fo one property.
(c) Estimated payments to the Company's Chairman, former CEO and two other executive officers based on planne retirement dates.
(d) Promissory note due on one property, repaid in January 2005.

Critical Accounting Policies and Estimates

The Company's significant accounting policies are described in Note 2 in the Notes to Consolidated Financial Statements. These policies were followed in preparing the consolidated financial statements at and for the year ended December 31, 2004.

The Company has identified six significant accounting policies as critical accounting policies. These critical accounting policies are those that have the most impact on the reporting of our financial condition and those requiring significant judgments and estimates. With respect to these critical accounting policies, management believes that the application of judgments and assessments is consistently applied and produces financial information that fairly presents the results of operations for all periods presented. The six critical accounting policies are:

Impairment of Long-Lived Assets, Including Goodwill

The Company periodically evaluates its long-lived assets, including its investments in real estate and goodwill, for indicators of permanent impairment. The judgments regarding the existence of impairment indicators are based on factors such as operational performance, market conditions, expected holding period of each asset and legal and environmental concerns. Future events could occur which would cause the Company to conclude that impairment indicators exist and an impairment loss is warranted.

Depreciation of Investment in Real Estate

The Company depreciates the building component of its investment in real estate over a 30-year estimated useful life, building improvements over a 5-year to 10-year estimated useful life and both the furniture, fixtures and equipment and replacements components over a 5-year estimated useful life, all of which are judgmental determinations.

Cost Capitalization

See the *Capitalization of Fixed Assets and Improvements to Real Estate* section for discussion of the policy with respect to capitalization vs. expensing of fixed asset/repair and maintenance costs. In addition, the Company capitalizes the payroll and associated costs of employees directly responsible for and who spend all of their time on the supervision of major capital and/or renovation projects. These costs are reflected on the balance sheet as an increase to depreciable property.

The Company follows the guidance in SFAS No. 67, *Accounting for Costs and Initial Rental Operations of Real Estate Projects*, for all development projects and uses its professional judgment in determining whether such costs meet the criteria for capitalization or must be expensed as incurred. The Company capitalizes, through the date the certificates of occupancy ("CO") are issued (CO's are deemed final within 90 days of issuance), interest, real estate taxes and insurance and payroll and associated costs for those individuals directly responsible for and who spend all of their time on development activities. These costs are reflected on the balance sheet as construction in progress for each specific property. The Company expenses as incurred all payroll costs of on-site employees working directly at our properties, except as noted above on our development properties prior to certificate of occupancy issuance and on specific major renovation at selected properties when additional incremental employees are hired.

Fair Value of Financial Instruments, Including Derivative Instruments

The valuation of financial instruments under SFAS No. 107 and SFAS No. 133 and its amendments (SFAS Nos. 137/138/149) requires the Company to make estimates and judgments that affect the fair value of the instruments. The Company, where possible, bases the fair values of its financial instruments, including its derivative instruments, on listed market prices and third party quotes. Where these are not available, the Company bases its estimates on other factors relevant to the financial instruments.

Revenue Recognition

Rental income attributable to leases is recorded when due from residents and is recognized monthly as it is earned, which is not materially different than on a straight-line basis. Leases entered into between a resident and a property for the rental of an apartment unit are generally year-to-year, renewable upon consent of both parties on an annual or monthly basis. Fee and asset management revenue and interest income are recorded on an accrual basis.

Stock-Based Compensation

Prior to 2003, the Company had chosen to account for its stock-based compensation in accordance with APB No. 25, *Accounting for Stock Issued to Employees*, which resulted in no compensation expense for options issued with an exercise price equal to or exceeding the market value of the Company's Common Shares on the date of grant (intrinsic method). The Company elected to account for its stock-based compensation in accordance with SFAS No. 123 and its amendment (SFAS No. 148), *Accounting for Stock Based Compensation*, effective in the first quarter of 2003, which resulted in compensation expense being recorded based on the fair value of the stock compensation granted.

SFAS No. 148 provides three transition methods for entities that adopt the fair value recognition provisions of SFAS No. 123. The Company elected the "Prospective Method" which requires expensing of employee awards granted or modified after January 1, 2003. Compensation expense under all of the Company's plans is generally recognized over periods ranging from three months to five years. See Note 2 in the Notes to Consolidated Financial Statements for further discussion and comparative information regarding application of the fair value method to all outstanding employee awards.

Funds From Operations

For the year ended December 31, 2004, Funds From Operations ("FFO") available to Common Shares and OP Units increased $11.4 million, or 1.8%, as compared to the year ended December 31, 2003. For the year ended December 31, 2003, FFO available to Common Shares and OP Units decreased $78.9 million, or 11.0%, as compared to the year ended December 31, 2002.

The following is a reconciliation of net income to FFO available to Common Shares and OP Units for the years ended December 31, 2004, 2003 and 2002:

Funds From Operations
(Amounts in thousands)

	Year Ended December 31,		
	2004	**2003**	**2002**
Net income	$ 472,329	$ 523,311	$ 400,777
Net income allocation to Minority Interests – Operating Partnership	31,228	34,658	26,862
Adjustments:			
Depreciation	484,209	414,998	389,580
Depreciation – Non-real estate additions	(5,574)	(7,019)	(9,213)
Depreciation – Partially Owned Properties	(8,256)	(8,390)	(7,706)
Depreciation – Unconsolidated Properties	10,159	28,301	19,872
Net (gain) on sales of unconsolidated entities	(4,593)	(4,942)	(5,054)
Discontinued Operations:			
Depreciation	12,374	56,571	83,376
Net (gain) on sales of discontinued operations	(323,925)	(310,706)	(104,296)
Net incremental gain on sales of condominium units	32,054	10,280	1,682
Net gain on sales of vacant land	5,482	-	-
FFO (1)(2)	705,487	737,062	795,880
Preferred distributions	(53,746)	(76,435)	(76,615)
Premium on redemption of Preferred Shares	-	(20,237)	-
FFO available to Common Shares and OP Units	$ 651,741	$ 640,390	$ 719,265

(1) *The National Association of Real Estate Investment Trusts ("NAREIT") defines funds from operations ("FFO") (April 2002 White Paper) as net income (computed in accordance with accounting principles generally accepted in the United States (GAAP)), excluding gains (or losses) from sales of depreciable property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis. The April 2002 White Paper states that gain or loss on sales of property is excluded from FFO for previously depreciated operating properties only. Once the Company commences the conversion of units to condominiums, it simultaneously discontinues depreciation of such property.*

(2) *The Company believes that FFO is helpful to investors as a supplemental measure of the operating performance of a real estate company, because it is a recognized measure of performance by the real estate industry and by excluding gains or losses related to dispositions of depreciable property and excluding real estate depreciation (which can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates), FFO can help compare the operating performance of a company's real estate between periods or as compared to different companies. FFO in and of itself does not represent net income or net cash flows from operating activities in accordance with GAAP. Therefore, FFO should not be exclusively considered as an alternative to net income or to net cash flows from operating activities as determined by GAAP or as a measure of liquidity. The Company's calculation of FFO may differ from other real estate companies due to, among other items, variations in cost capitalization policies for capital expenditures and, accordingly, may not be comparable to such other real estate companies.*

Quantitative and Qualitative Disclosure about Market Risk

Market risks relating to the Company's operations result primarily from changes in short-term LIBOR interest rates. The Company does not have any direct foreign exchange or other significant market risk.

The Company's exposure to market risk for changes in interest rates relates primarily to the unsecured line of credit. The Company typically incurs fixed rate debt obligations to finance acquisitions and capital expenditures, while it typically incurs floating rate debt obligations to finance working capital needs and as a temporary measure in advance of securing long-term fixed rate financing. The Company continuously evaluates its level of floating rate debt with respect to total debt and other factors, including its assessment of the current and future economic environment.

The Company also utilizes certain derivative financial instruments to limit market risk. Interest rate protection agreements are used to convert floating rate debt to a fixed rate basis or vice versa. Derivatives are used for hedging purposes rather than speculation. The Company does not enter into financial instruments for trading purposes. See also Note 11 to the Notes to Consolidated Financial Statements for additional discussion of derivative instruments.

The fair values of the Company's financial instruments (including such items in the financial statement captions as cash and cash equivalents, other assets, line of credit, accounts payable and accrued expenses, rents received in advance and other liabilities) approximate their carrying or contract values based on their nature, terms and interest rates that approximate current market rates. The fair value of the Company's mortgage notes payable and unsecured notes approximates their carrying value at December 31, 2004.

The Company had total outstanding floating rate debt of approximately $1,389.0 million, or 21.5% of total debt at December 31, 2004, net of the effects of any derivative instruments. If market rates of interest on all of the floating rate debt permanently increased by 25 basis points (a 10% increase from the Company's existing weighted average interest rates), the increase in interest expense on the floating rate debt would decrease future earnings and cash flows by approximately $3.5 million. If market rates of interest on all of the floating rate debt permanently decreased by 25 basis points (a 10% decrease from the Company's existing weighted average interest rates), the decrease in interest expense on the floating rate debt would increase future earnings and cash flows by approximately $3.5 million.

At December 31, 2004, the Company had total outstanding fixed rate debt of approximately $5.1 billion, net of the effects of any derivative instruments. If market rates of interest permanently increased by 65 basis points (a 10% increase from the Company's existing weighted average interest rates), the estimated fair value of the Company's fixed rate debt would be approximately $4.6 billion. If market rates of interest permanently decreased by 65 basis points (a 10% decrease from the Company's existing weighted average interest rates), the estimated fair value of the Company's fixed rate debt would be approximately $5.6 billion.

At December 31, 2004, the Company's derivative instruments had a net liability fair value of approximately $7.9 million. If market rates of interest permanently increased by 40 basis points (a 10% increase from the Company's existing weighted average interest rates), the net liability fair value of the Company's derivative instruments would be approximately $13.9 million. If market rates of interest permanently decreased by 40 basis points (a 10% decrease from the Company's existing weighted average interest rates), the net liability fair value of the Company's derivative instruments would be approximately $2.2 million.

These amounts were determined by considering the impact of hypothetical interest rates on the Company's financial instruments. The foregoing assumptions apply to the entire amount of the Company's debt and derivative instruments and do not differentiate among maturities. These analyses do not consider the effects of the changes in overall economic activity that could exist in such an environment. Further, in the event of changes of such magnitude, management would likely take actions to further mitigate its exposure to the changes. However, due to the uncertainty of the specific actions that would be taken and their possible effects, this analysis assumes no changes in the Company's financial structure or results.

The Company cannot predict the effect of adverse changes in interest rates on its debt and derivative instruments and, therefore, its exposure to market risk, nor can there be any assurance that long term debt will be available at advantageous pricing. Consequently, future results may differ materially from the estimated adverse changes discussed above.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Effective as of December 31, 2004, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures pursuant to Exchange Act Rules 13a-15 and 15d-15. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective in timely alerting them to material information. During the fiscal year ended December 31, 2004, there were no changes to the internal controls over financial reporting of the Company identified in connection with the Company's evaluation or otherwise that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

Management's Report on Internal Control over Financial Reporting

Equity Residential's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. Under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can only provide reasonable assurance with respect to financial statement preparation and presentation.

Based on the Company's evaluation under the framework in Internal Control – Integrated Framework, management concluded that its internal control over financial reporting was effective as of December 31, 2004. Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

EQUITY RESIDENTIAL
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands except for share amounts)

	December 31, 2004	December 31, 2003
ASSETS		
Investment in real estate		
Land	$ 2,183,818	$ 1,845,547
Depreciable property	12,350,900	11,018,326
Construction in progress (including land)	317,903	10,506
Investment in real estate	14,852,621	12,874,379
Accumulated depreciation	(2,599,827)	(2,296,013)
Investment in real estate, net	12,252,794	10,578,366
Cash and cash equivalents	83,505	49,579
Investments in unconsolidated entities	11,461	473,977
Rents receivable	1,681	426
Deposits – restricted	82,194	133,752
Escrow deposits – mortgage	35,800	41,104
Deferred financing costs, net	34,986	31,135
Goodwill, net	30,000	30,000
Other assets	112,854	128,554
Total assets	**$ 12,645,275**	**$ 11,466,893**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Mortgage notes payable	$ 3,166,739	$ 2,693,815
Notes, net	3,143,067	2,656,674
Line of credit	150,000	10,000
Accounts payable and accrued expenses	87,422	55,463
Accrued interest payable	70,411	60,334
Rents received in advance and other liabilities	227,588	189,372
Security deposits	49,501	44,670
Distributions payable	142,437	140,195
Total liabilities	**7,037,165**	**5,850,523**
Commitments and contingencies		
Minority Interests:		
Operating Partnership	319,841	342,809
Preference Interests	206,000	246,000
Junior Preference Units	184	2,217
Partially Owned Properties	9,557	9,903
Total Minority Interests	**535,582**	**600,929**
Shareholders' equity:		
Preferred Shares of beneficial interest, $0.01 par value; 100,000,000 shares authorized; 4,108,658 shares issued and outstanding as of December 31, 2004 and 5,496,518 shares issued and outstanding as of December 31, 2003	636,216	670,913
Common Shares of beneficial interest, $0.01 par value; 1,000,000,000 shares authorized; 285,076,915 shares issued and outstanding as of December 31, 2004 and 277,643,885 shares issued and outstanding as of December 31, 2003	2,851	2,776
Paid in capital	5,112,311	4,956,712
Deferred compensation	(18)	(3,554)
Distributions in excess of accumulated earnings	(657,462)	(588,005)
Accumulated other comprehensive loss	(21,370)	(23,401)
Total shareholders' equity	**5,072,528**	**5,015,441**
Total liabilities and shareholders' equity	**$ 12,645,275**	**$ 11,466,893**

See accompanying notes

EQUITY RESIDENTIAL
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands except per share data)

	Year Ended December 31,		
	2004	2003	2002
REVENUES			
Rental income	$ 1,878,262	$ 1,691,647	$ 1,677,459
Fee and asset management	11,239	14,373	9,582
Total revenues	1,889,501	1,706,020	1,687,041
EXPENSES			
Property and maintenance	520,412	460,426	427,960
Real estate taxes and insurance	222,448	184,483	170,029
Property management	75,888	68,058	72,416
Fee and asset management	8,623	7,819	7,885
Depreciation	484,209	414,998	389,580
General and administrative	51,236	38,810	46,492
Impairment on technology investments	-	1,162	1,162
Impairment on corporate housing business	-	-	17,122
Total expenses	1,362,816	1,175,756	1,132,646
Operating income	526,685	530,264	554,395
Interest and other income	10,685	16,217	14,792
Interest:			
Expense incurred, net	(342,591)	(322,903)	(327,662)
Amortization of deferred financing costs	(6,723)	(5,612)	(5,502)
Income before allocation to Minority Interests, loss from investments in unconsolidated entities, net gain on sales of unconsolidated entities and discontinued operations	188,056	217,966	236,023
Allocation to Minority Interests:			
Operating Partnership	(31,228)	(34,658)	(26,862)
Preference Interests	(19,420)	(20,211)	(20,211)
Junior Preference Units	(70)	(325)	(325)
Partially Owned Properties	1,787	271	(1,867)
Premium on redemption of Preference Interests	(1,117)	-	-
Loss from investments in unconsolidated entities	(7,325)	(10,118)	(3,698)
Net gain on sales of unconsolidated entities	4,593	4,942	5,054
Income from continuing operations	135,276	157,867	188,114
Net gain on sales of discontinued operations	323,925	310,706	104,296
Discontinued operations, net	13,128	54,738	108,367
Net income	472,329	523,311	400,777
Preferred distributions	(53,746)	(76,435)	(76,615)
Premium on redemption of Preferred Shares	-	(20,237)	-
Net income available to Common Shares	$ 418,583	$ 426,639	$ 324,162
Earnings per share – basic:			
Income from continuing operations available to Common Shares	$ 0.38	$ 0.33	$ 0.47
Net income available to Common Shares	$ 1.50	$ 1.57	$ 1.19
Weighted average Common Shares outstanding	279,744	272,337	271,974
Earnings per share – diluted:			
Income from continuing operations available to Common Shares	$ 0.37	$ 0.32	$ 0.46
Net income available to Common Shares	$ 1.48	$ 1.55	$ 1.18
Weighted average Common Shares outstanding	303,871	297,041	297,969
Distributions declared per Common Share outstanding	$ 1.73	$ 1.73	$ 1.73

See accompanying notes

EQUITY RESIDENTIAL
CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)
(Amounts in thousands except per share data)

	Year Ended December 31, 2004	2003	2002
Comprehensive income:			
Net income	$ 472,329	$ 523,311	$ 400,777
Other comprehensive income (loss) – derivative and other instruments:			
Unrealized holding (losses) gains arising during the year	(3,707)	11,467	(10,905)
Equity in unrealized holding gains (losses) arising during the year – unconsolidated entities	3,667	7,268	(689)
Losses reclassified into earnings from other comprehensive income	2,071	1,653	845
Comprehensive income	$ 474,360	$ 543,699	$ 390,028

See accompanying notes

EQUITY RESIDENTIAL
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Year Ended December 31,		
	2004	**2003**	**2002**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 472,329	$ 523,311	$ 400,777
Adjustments to reconcile net income to net cash provided by operating activities:			
Allocation to Minority Interests:			
Operating Partnership	31,228	34,658	26,862
Preference Interests	19,420	20,211	20,211
Junior Preference Units	70	325	325
Partially Owned Properties	(1,787)	(271)	1,867
Premium on redemption of Preference Interests	1,117	-	-
Depreciation	496,583	471,569	472,956
Amortization of deferred financing costs	7,276	6,702	5,754
Amortization of discounts and premiums on debt	(784)	(991)	(822)
Amortization of deferred settlements on derivative instruments	1,001	710	(306)
Impairment on technology investments	-	1,162	1,162
Impairment on corporate housing business	-	-	17,122
Loss from investments in unconsolidated entities	7,325	10,118	3,698
Net (gain) on sales of unconsolidated entities	(4,593)	(4,942)	(5,054)
Net (gain) on sales of discontinued operations	(323,925)	(310,706)	(104,296)
Loss on debt extinguishments	113	2,095	792
Unrealized loss (gain) on derivative instruments	249	(118)	328
Compensation paid with Company Common Shares	16,826	14,883	25,796
Other operating activities, net	(178)	(3,147)	2
Changes in assets and liabilities:			
(Increase) decrease in rents receivable	(628)	2,234	(570)
(Increase) decrease in deposits – restricted	(6,037)	4,406	9,896
(Increase) decrease in other assets	(20,341)	(18,940)	14,531
Increase (decrease) in accounts payable and accrued expenses	2,844	(4,682)	(3,392)
Increase (decrease) in accrued interest payable	9,176	(2,851)	406
Increase (decrease) in rents received in advance and other liabilities	7,655	(170)	2,369
Increase (decrease) in security deposits	2,811	(1,247)	(2,151)
Net cash provided by operating activities	717,750	744,319	888,263
CASH FLOWS FROM INVESTING ACTIVITIES:			
Investment in real estate – acquisitions	(820,029)	(595,077)	(258,269)
Investment in real estate – development/other	(117,940)	(8,386)	(109,077)
Improvements to real estate	(212,171)	(181,948)	(156,776)
Additions to non-real estate property	(6,552)	(2,928)	(7,301)
Interest capitalized for real estate under development	(11,687)	-	(10,006)
Interest capitalized for unconsolidated entities under development	(2,282)	(20,647)	(17,161)
Proceeds from disposition of real estate, net	937,690	1,130,925	478,675
Proceeds from disposition of unconsolidated entities	7,940	14,136	49,862
Proceeds from refinancing of unconsolidated entities	-	6,708	4,375
Proceeds from disposition of furniture rental business	-	-	28,741
Investments in unconsolidated entities	(406,524)	(14,038)	(105,758)
Distributions from unconsolidated entities	26,553	20,515	41,656
Decrease (increase) in deposits on real estate acquisitions, net	58,715	(22,656)	24,845
Decrease in mortgage deposits	9,144	11,298	27,425

See accompanying notes

EQUITY RESIDENTIAL
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(Amounts in thousands)

	Year Ended December 31,		
	2004	2003	2002
CASH FLOWS FROM INVESTING ACTIVITIES (continued):			
Consolidation of previously Unconsolidated Properties:			
Via acquisition (net of cash acquired)	$ (49,183)	$ 6,879	$ (40,113)
Via FIN 46 (cash consolidated)	3,628	-	-
Acquisition of Minority Interests – Partially Owned Properties	(72)	(125)	-
Other investing activities, net	16,802	(10,628)	260
Net cash (used for) provided by investing activities	(565,968)	334,028	(48,622)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Loan and bond acquisition costs	(9,696)	(6,127)	(11,233)
Mortgage notes payable:			
Proceeds	467,541	111,150	126,144
Lump sum payoffs	(469,333)	(401,951)	(374,983)
Scheduled principal repayments	(25,607)	(30,919)	(32,731)
Prepayment premiums/fees	(450)	(2,187)	(792)
Notes, net:			
Proceeds	898,014	398,816	447,064
Lump sum payoffs	(531,390)	(190,000)	(265,000)
Scheduled principal repayments	(4,286)	(4,480)	(4,669)
Line of credit:			
Proceeds	1,742,000	182,000	776,500
Repayments	(1,602,000)	(312,000)	(831,500)
(Payments on) proceeds from settlement of derivative instruments	(7,346)	(12,999)	5,757
Proceeds from sale of Common Shares	6,853	6,324	9,411
Proceeds from sale of Preferred Shares	-	150,000	-
Proceeds from exercise of options	79,043	68,400	29,578
Common Shares repurchased and retired	-	-	(115,004)
Redemption of Preferred Shares	-	(386,989)	-
Redemption of Preference Interests	(40,000)	-	-
Premium on redemption of Preferred Shares	-	(8,345)	-
Payment of offering costs	(24)	(5,304)	(207)
Contributions – Minority Interests – Partially Owned Properties	100	-	-
Distributions:			
Common Shares	(484,540)	(472,211)	(473,996)
Preferred Shares	(54,350)	(79,341)	(76,973)
Preference Interests	(19,464)	(20,211)	(20,238)
Junior Preference Units	(148)	(324)	(325)
Minority Interests – Operating Partnership	(36,446)	(38,472)	(39,607)
Minority Interests – Partially Owned Properties	(26,327)	(3,473)	(12,608)
Principal receipts on employee notes, net	-	-	4,043
Net cash (used for) financing activities	(117,856)	(1,058,643)	(861,369)
Net increase (decrease) in cash and cash equivalents	33,926	19,704	(21,728)
Cash and cash equivalents, beginning of year	49,579	29,875	51,603
Cash and cash equivalents, end of year	$ 83,505	$ 49,579	$ 29,875

See accompanying notes

EQUITY RESIDENTIAL
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(Amounts in thousands)

	Year Ended December 31,		
	2004	**2003**	**2002**
SUPPLEMENTAL INFORMATION:			
Cash paid during the year for interest	$ 348,574	$ 352,391	$ 365,782
Valuation of OP Units issued – Other transactions	$ 9,087	$ 226	$ 1,046
Real estate acquisitions/dispositions:			
Mortgage loans assumed	$ 95,901	$ 89,446	$ 32,355
Valuation of OP Units issued	$ -	$ 105	$ -
Mortgage loans (assumed) by purchaser	$ (29,470)	$ (53,250)	$ (9,924)
Consolidation of previously Unconsolidated Properties – Via acquisition:			
Investment in real estate	$ (960,331)	$ (111,113)	$ (102,110)
Mortgage loans assumed	$ 274,818	$ 51,625	$ 18,100
Valuation of OP Units issued	$ -	$ 4,231	$ -
Minority Interests – Partially Owned Properties	$ 445	$ 42	$ -
Investments in unconsolidated entities	$ 608,681	$ 34,942	$ (312)
Net other liabilities recorded	$ 27,204	$ 27,152	$ 44,209
Consolidation of previously unconsolidated properties – Via FIN 46:			
Investment in real estate	$ (548,342)	$ -	$ -
Mortgage loans consolidated	$ 294,722	$ -	$ -
Minority interests – Partially Owned Properties	$ 3,074	$ -	$ -
Investments in unconsolidated entities	$ 234,984	$ -	$ -
Net other liabilities recorded	$ 19,190	$ -	$ -
Deconsolidation of previously Wholly Owned Properties:			
Mortgage loans contributed	$ -	$ -	$ (118,376)
Refinancing of mortgage notes payable into notes, net	$ 130,000	$ -	$ -

See accompanying notes

EQUITY RESIDENTIAL
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Amounts in thousands)

	Year Ended December 31, 2004	2003	2002
PREFERRED SHARES			
Balance, beginning of year	$ 670,913	$ 946,157	$ 966,671
Conversion of 7.00% Series E Cumulative Convertible	(34,519)	(8,891)	(20,442)
Conversion of 7.25% Series G Convertible Cumulative	-	(29,184)	(2)
Redemption of 7.25% Series G Convertible Cumulative	-	(286,989)	-
Conversion of 7.00% Series H Cumulative Convertible	(178)	(180)	(70)
Redemption of 7.625% Series L Cumulative Redeemable	-	(100,000)	-
Issuance of 6.48% Series N Cumulative Redeemable	-	150,000	-
Balance, end of year	$ 636,216	$ 670,913	$ 946,157
COMMON SHARES, $0.01 PAR VALUE			
Balance, beginning of year	$ 2,776	$ 2,711	$ 2,716
Issuance through conversion of Preferred Shares into Common Shares	16	14	9
Issuance through conversion of OP Units into Common Shares	17	7	9
Issuance through exercise of share options	34	32	15
Issuance through Employee Share Purchase Plan	3	3	3
Issuance through Share Purchase – DRIP Plan and Dividend Reinvestment – DRIP Plan	-	-	1
Stock-based employee compensation expense:			
Restricted/performance shares	5	9	9
Common Shares repurchased and retired	-	-	(51)
Balance, end of year	$ 2,851	$ 2,776	$ 2,711
PAID IN CAPITAL			
Balance, beginning of year	$ 4,956,712	$ 4,844,104	$ 4,897,630
Issuance through conversion of Preferred Shares into Common Shares	34,681	38,241	20,505
Issuance through conversion of OP Units into Common Shares	36,903	10,896	14,759
Issuance of Common Shares through exercise of share options	79,009	68,368	29,563
Issuance of Common Shares through Employee Share Purchase Plan	6,850	6,321	7,374
Issuance of Common Shares through Share Purchase – DRIP Plan	-	-	861
Issuance of Common Shares through Dividend Reinvestment – DRIP Plan	-	-	1,172
Stock-based employee compensation expense:			
Restricted/performance shares	9,013	2,488	12,127
Share options	2,982	2,626	-
ESPP discount	1,290	1,196	-
Common Shares repurchased and retired	-	-	(114,953)
Offering costs	(24)	(5,304)	(207)
Premium on redemption of Preferred Shares – original issuance costs	-	11,892	-
Premium on redemption of Preference Interests – original issuance costs	1,117	-	-
Other	(8,705)	(24,661)	(29,017)
Adjustment for Minority Interests ownership in Operating Partnership	(7,517)	545	4,290
Balance, end of year	$ 5,112,311	$ 4,956,712	$ 4,844,104

See accompanying notes

EQUITY RESIDENTIAL
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)
(Amounts in thousands)

	Year Ended December 31,		
	2004	2003	2002
DEFERRED COMPENSATION			
Balance, beginning of year	$ (3,554)	$ (12,118)	$ (25,778)
Restricted/performance shares granted, net of cancellations	-	-	(12,136)
Amortization to compensation expense – restricted/performance shares	3,536	8,564	25,796
Balance, end of year	$ (18)	$ (3,554)	$ (12,118)
DISTRIBUTIONS IN EXCESS OF ACCUMULATED EARNINGS			
Balance, beginning of year	$ (588,005)	$ (539,942)	$ (390,206)
Net income	472,329	523,311	400,777
Common Share distributions	(488,040)	(474,702)	(473,898)
Preferred Share distributions	(53,746)	(76,435)	(76,615)
Premium on redemption of Preferred Shares – cash charge	-	(8,345)	-
Premium on redemption of Preferred Shares – original issuance costs	-	(11,892)	-
Balance, end of year	$ (657,462)	$ (588,005)	$ (539,942)
ACCUMULATED OTHER COMPREHENSIVE LOSS			
Balance, beginning of year	$ (23,401)	$ (43,789)	$ (33,040)
Accumulated other comprehensive loss – derivative and other instruments:			
Unrealized holding (losses) gains arising during the year	(3,707)	11,467	(10,905)
Equity in unrealized holding gains (losses) arising during the year – unconsolidated entities	3,667	7,268	(689)
Losses reclassified into earnings from other comprehensive income	2,071	1,653	845
Balance, end of year	$ (21,370)	$ (23,401)	$ (43,789)

See accompanying notes

1. Business

Equity Residential ("EQR"), formed in March 1993, is a fully integrated real estate company engaged in the acquisition, development, ownership, management and operation of multifamily properties. EQR has elected to be taxed as a real estate investment trust ("REIT").

EQR is the general partner of, and as of December 31, 2004 owned an approximate 93.3% ownership interest in ERP Operating Limited Partnership, an Illinois limited partnership (the "Operating Partnership"). The Company is structured as an umbrella partnership REIT ("UPREIT"), under which all property ownership and business operations are conducted through the Operating Partnership and its subsidiaries. References to the "Company" include EQR, the Operating Partnership and each of the partnerships, limited liability companies and corporations controlled by the Operating Partnership and/or EQR.

As of December 31, 2004, the Company, directly or indirectly through investments in title holding entities, owned all or a portion of 939 properties in 32 states and the District of Columbia consisting of 200,149 units. The ownership breakdown includes:

	Properties	Units
Wholly Owned Properties	842	176,711
Partially Owned Properties (Consolidated)	39	7,220
Unconsolidated Properties	58	16,218
	939	200,149

The "Wholly Owned Properties" are accounted for under the consolidation method of accounting. The Company beneficially owns 100% fee simple title to 841 of the 842 Wholly Owned Properties. The Company owns the building and improvements and leases the land underlying the improvements under a long-term ground lease that expires in 2026 for one property. This one property is consolidated and reflected as a real estate asset while the ground lease is accounted for as an operating lease in accordance with Statement of Financial Accounting Standards ("SFAS") No. 13, *Accounting for Leases*.

The "Partially Owned Properties" are controlled by the Company but have partners with minority interests and are accounted for under the consolidation method of accounting. The "Unconsolidated Properties" are partially owned but not controlled by the Company. With the exception of one property, the Unconsolidated Properties consist of investments in partnership interests and/or subordinated mortgages that are accounted for under the equity method of accounting. The remaining one property consists of an investment in a limited liability company that, as a result of the terms of the operating agreement, is accounted for as a management contract right with all fees recognized as fee and asset management revenue. The above table does not include various uncompleted development properties.

2. Summary of Significant Accounting Policies

Basis of Presentation

Due to the Company's ability as general partner to control either through ownership or by contract the Operating Partnership and its subsidiaries, other than entities that own controlling interests in the Unconsolidated Properties and certain other entities in which the Company has investments, the Operating Partnership and each such subsidiary has been consolidated with the Company for financial reporting purposes. Effective March 31, 2004, the consolidated financial statements also include all variable interest entities for which the Company is the primary beneficiary.

The Company's mergers and acquisitions were accounted for as purchases in accordance with either Accounting Principles Board ("APB") Opinion No. 16, *Business Combinations*, or SFAS No. 141, *Business Combinations*. SFAS No. 141 requires all business combinations initiated after June 30, 2001 be accounted for under the purchase method of accounting. The fair value of the consideration given by the Company in the mergers were used as the valuation basis for each of the combinations. The accompanying consolidated statements of operations and cash flows include the results of the properties purchased through the mergers and through acquisitions from their respective closing dates.

Real Estate Assets and Depreciation of Investment in Real Estate

The Company allocates the purchase price of properties to net tangible and identified intangible assets acquired based on their fair values in accordance with the provisions of SFAS No. 141. In making estimates of fair values for purposes of allocating purchase price, the Company utilizes a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property, our own analysis of recently acquired and existing comparable properties in our portfolio, and other market data. The Company also considers information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. The Company allocates the purchase price of acquired real estate to various components as follows:

- Land – Based on actual purchase price if acquired separately or market research/comparables if acquired with an operating property.
- Furniture, Fixtures and Equipment – Ranges between $1,500 and $3,000 per apartment unit acquired as an estimate of the fair value of the appliances & fixtures inside a unit. The per-unit amount applied depends on the type of apartment building acquired. Depreciation is calculated on the straight-line method over an estimated useful life of five years.
- In-Place Leases – The Company considers the value of acquired in-place leases that meet the definition outlined in SFAS No. 141, paragraph 37. The amortization period is the average remaining term of each respective in-place acquired lease.
- Other Intangible Assets – The Company considers whether it has acquired other intangible assets that meet the definition outlined in SFAS No. 141, paragraph 39, including any customer relationship intangibles. The amortization period is the estimated useful life of the acquired intangible asset.
- Building – Based on the fair value determined on an "as-if vacant" basis. Depreciation is calculated on the straight-line method over an estimated useful life of thirty years.

Replacements inside a unit such as appliances and carpeting are depreciated over a five-year estimated useful life. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred and significant renovations and improvements that improve and/or extend the useful life of the asset are capitalized over their estimated useful life, generally five to ten years. Initial direct leasing costs are expensed as incurred as such expense approximates the deferral and amortization of initial direct leasing costs over the lease terms. Property sales or dispositions are recorded when title transfers and sufficient consideration has been received by the Company. Upon disposition, the related costs and accumulated depreciation are removed from the respective accounts. Any gain or loss on sale is recognized in accordance with accounting principles generally accepted in the United States.

The Company classifies real estate assets as real estate held for disposition when it is certain a property will be disposed of in accordance with SFAS No. 144 (see further discussion below).

The Company classifies properties under development and/or expansion and properties in the lease up phase (including land) as construction in progress until construction has been completed and all certificates of occupancy permits have been obtained.

Impairment of Long-Lived Assets, Including Goodwill

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 142 prohibits the amortization of goodwill and requires that goodwill be reviewed for impairment at least annually. In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* SFAS Nos. 142 and 144 were effective for fiscal years beginning after December 15, 2001. The Company adopted these standards effective January 1, 2002. See Notes 13 and 19 for further discussion.

The Company periodically evaluates its long-lived assets, including its investments in real estate and goodwill, for indicators of permanent impairment. The judgments regarding the existence of impairment indicators are based on factors such as operational performance, market conditions, expected holding period of each asset and legal and environmental concerns. Future events could occur which would cause the Company to conclude that impairment indicators exist and an impairment loss is warranted.

For long-lived assets to be held and used, the Company compares the expected future undiscounted cash flows for the long-lived asset against the carrying amount of that asset. If the sum of the estimated undiscounted cash flows is less than the carrying amount of the asset, the Company further analyzes each individual asset for other temporary or permanent indicators of impairment. An impairment loss would be recorded for the difference between the estimated fair value and the carrying amount of the asset if the Company deems this difference to be permanent.

For long-lived assets to be disposed of, an impairment loss is recognized when the estimated fair value of the asset, less the estimated cost to sell, is less than the carrying amount of the asset measured at the time that the Company has determined it will sell the asset. Long-lived assets held for disposition and the related liabilities are separately reported at the lower of their carrying amounts or their estimated fair values, less their costs to sell, and are not depreciated after reclassification to real estate held for disposition.

Cost Capitalization

See the *Real Estate Assets and Depreciation of Investment in Real Estate* section for discussion of the policy with respect to capitalization vs. expensing of fixed asset/repair and maintenance costs. In addition, the Company capitalizes the payroll and associated costs of employees directly responsible for and who spend all of their time on the supervision of major capital and/or renovation projects. These costs are reflected on the balance sheet as an increase to depreciable property.

The Company follows the guidance in SFAS No. 67, *Accounting for Costs and Initial Rental Operations of Real Estate Projects*, for all development projects and uses its professional judgment in determining whether such costs meet the criteria for capitalization or must be expensed as incurred. The Company capitalizes, through the date the certificates of occupancy ("CO") are issued (CO's are deemed final within 90 days of issuance), interest, real estate taxes and insurance and payroll and associated costs for those individuals directly responsible for and who spend all of their time on development activities. These costs are reflected on the balance sheet as construction in progress for each specific property. The Company expenses as incurred all payroll costs of on-site employees working directly at our properties, except as noted above on our development properties prior to certificate of occupancy issuance and on specific major renovation at selected properties when additional incremental employees are hired.

Cash and Cash Equivalents

The Company considers all demand deposits, money market accounts and investments in certificates of deposit and repurchase agreements purchased with a maturity of three months or less, at the date of purchase, to be cash equivalents. The Company maintains its cash and cash equivalents at financial institutions. The combined account balances at one or more institutions typically exceed the Federal Depository Insurance Corporation ("FDIC") insurance coverage, and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. The Company believes that the risk is not significant, as the Company does not anticipate the financial institutions' non-performance.

Deferred Financing Costs

Deferred financing costs include fees and costs incurred to obtain the Company's line of credit and long-term financings. These costs are amortized over the terms of the related debt. Unamortized financing costs are written-off when debt is retired before the maturity date. The accumulated amortization of such deferred financing costs was $18.1 million and $16.0 million at December 31, 2004 and 2003, respectively.

Fair Value of Financial Instruments, Including Derivative Instruments

The valuation of financial instruments under SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, and SFAS No. 133 and its amendments (SFAS Nos. 137/138/149), *Accounting for Derivative Instruments and Hedging Activities*, requires the Company to make estimates and judgments that affect the fair value of the instruments. The Company, where possible, bases the fair values of its financial instruments, including its derivative instruments, on listed market prices and third party quotes. Where these are not available, the Company bases its estimates on other factors relevant to the financial instruments.

In the normal course of business, the Company is exposed to the effect of interest rate changes. The Company limits these risks by following established risk management policies and procedures including the use of derivatives to hedge interest rate risk on debt instruments.

The Company has a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors. When viewed in conjunction with the underlying and offsetting exposure that the derivatives are designed to hedge, the Company has not sustained a material loss from those instruments nor does it anticipate any material adverse effect on its net income or financial position in the future from the use of derivatives.

On January 1, 2001, the Company adopted SFAS No. 133 and its amendments (SFAS Nos. 137/138/149), which requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either shareholders' equity or net income depending on whether the derivative instruments qualify as a hedge for accounting purposes and, if so, the nature of the hedging activity. When the terms of an underlying transaction are modified, or when the underlying transaction is terminated or completed, all changes in the fair value of the instrument are marked-to-market with changes in value included in net income each period until the instrument matures. Any derivative instrument used for risk management that does not meet the hedging criteria of SFAS No. 133 is marked-to-market each period. The Company does not use derivatives for trading or speculative purposes.

The fair values of the Company's financial instruments, other than derivative instruments, including cash and cash equivalents, mortgage notes payable, other notes payable, line of credit and other financial instruments, approximate their carrying or contract values.

Revenue Recognition

Rental income attributable to leases is recorded when due from residents and is recognized monthly as it is earned, which is not materially different than on a straight-line basis. Leases entered into between a resident and a property, for the rental of an apartment unit, are generally year-to-year, renewable upon consent of both parties on an annual or monthly basis. Fee and asset management revenue and interest income are recorded on an accrual basis.

Stock-Based Compensation

Prior to 2003, the Company had chosen to account for its stock-based compensation in accordance with APB No. 25, *Accounting for Stock Issued to Employees*, which resulted in no compensation expense for options issued with an exercise price equal to or exceeding the market value of the Company's Common Shares on the date of grant (intrinsic method). The Company elected to account for its stock-based compensation in accordance with SFAS No. 123 and its amendment (SFAS No. 148), *Accounting for Stock Based Compensation*, effective in the first quarter of 2003, which resulted in compensation expense being recorded based on the fair value of the stock compensation granted.

The Company elected the "Prospective Method" which requires expensing of employee awards granted or modified after January 1, 2003. Compensation expense under all of the Company's plans is generally recognized over periods ranging from three months to five years. The cost related to stock-based employee compensation included in the determination of net income for the years ended December 31, 2004 and 2003 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of SFAS No. 123.

The Company will adopt SFAS No. 123(R), *Share-Based Payment,* as required effective July 1, 2005. The Company does not anticipate that the adoption of SFAS No. 123(R) will have a material effect on its consolidated statements of operations or financial position.

The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period presented:

	Year Ended December 31,		
	2004	2003	2002
	(Amounts in thousands except per share amounts)		
Net income available to Common Shares – as reported	$ 418,583	$ 426,639	$ 324,162
Add: Stock-based employee compensation expense included in reported net income:			
Restricted/performance shares	12,554	11,043	25,839
Share options (1)	2,982	2,626	-
ESPP discount	1,290	1,196	-
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards:			
Restricted/performance shares	(12,554)	(11,043)	(25,839)
Share options (1)	(5,385)	(6,784)	(6,249)
ESPP discount	(1,290)	(1,196)	(1,379)
Net income available to Common Shares – pro forma	$ 416,180	$ 422,481	$ 316,534
Earnings per share:			
Basic – as reported	$ 1.50	$ 1.57	$ 1.19
Basic – pro forma	$ 1.49	$ 1.55	$ 1.16
Diluted – as reported	$ 1.48	$ 1.55	$ 1.18
Diluted – pro forma	$ 1.47	$ 1.54	$ 1.15

(1) Share options for the year ended December 31, 2003 included $1.4 million of expense recognition related to options granted in the first quarter of 2003 to the Company's former chief executive officer. These options vested immediately upon grant.

The fair value of the option grants as computed under SFAS No. 123 would be recognized over the vesting period of the options. The fair value for the Company's share options was estimated at the time the share options were granted using the Black Scholes option pricing model with the following weighted-average assumptions:

	2004	2003	2002
Risk-free interest rate	3.03%	3.02%	4.55%
Expected dividend yield	6.52%	6.46%	6.46%
Volatility	20.0%	20.8%	20.8%
Expected life of the options	5 years	5 years	7 years
Fair value of options granted	$2.26	$1.90	$2.69

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its share options.

Income Taxes

Due to the structure of the Company as a REIT and the nature of the operations of the properties and management business, the results of operations do not contain a provision for federal income taxes. The Company is subject to certain state and local income, excise and franchise taxes. The aggregate cost of land and depreciable property for federal income tax purposes as of December 31, 2004 and 2003 was approximately $9.3 billion and $8.5 billion, respectively.

The Company has elected Taxable REIT Subsidiary ("TRS") status for certain of its corporate subsidiaries. The federal income taxes for these TRS entities were not material during 2004, 2003 or 2002 and were recognized as general and administrative expenses in the consolidated statements of operations.

During the years ended December 31, 2004, 2003 and 2002, the Company's tax treatment of dividends and distributions were as follows:

	Year Ended December 31,		
	2004	2003	2002
Tax treatment of dividends and distributions:			
Ordinary dividends	$ 1.104	$ 0.799	$ 1.398
Qualified dividends	0.003	0.009	-
Pre-May 6, 2003 long-term capital gain	-	0.150	0.212
Post-May 5, 2003 long-term capital gain	0.432	0.315	-
Unrecaptured section 1250 gain	0.151	0.251	0.120
Nontaxable distributions	0.040	0.206	-
Dividends and distributions declared per Common Share outstanding	$ 1.730	$ 1.730	$ 1.730

Minority Interests

Operating Partnership: Net income is allocated to minority interests based on their respective ownership percentage of the Operating Partnership. The ownership percentage is calculated by dividing the number of units of limited partnership interest ("OP Units") held by the minority interests by the total OP Units held by the minority interests and EQR. Issuance of additional common shares of beneficial interest, $0.01 par value per share (the "Common Shares"), and OP Units changes the ownership interests of both the minority interests and EQR. Such transactions and the proceeds therefrom are treated as capital transactions.

Partially Owned Properties: The Company reflects minority interests in partially owned properties on the balance sheet for the portion of properties consolidated by the Company that are not wholly owned by the Company. The earnings or losses from those properties attributable to the minority interests are reflected as minority interests in partially owned properties in the consolidated statements of operations.

Use of Estimates

In preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Reclassifications

Certain reclassifications considered necessary for a fair presentation have been made to the prior period financial statements in order to conform to the current year presentation. These reclassifications have not changed the results of operations or shareholders' equity.

Other

The Company adopted FASB Interpretation ("FIN") No. 46, *Consolidation of Variable Interest Entities,* as required, effective March 31, 2004. The adoption required the consolidation of all previously unconsolidated development projects. FIN No. 46 requires the Company to consolidate the assets, liabilities and results of operations of the activities of a variable interest entity, which for the Company includes only its development partnerships, if the Company is entitled to receive a majority of the entity's residual returns and/or is subject to a majority of the risk of loss from such entity's activities. As of the original formation of the respective joint ventures, the Company is considered to be the primary beneficiary and the fair value of the assets, liabilities and non-controlling interests of these development projects approximates carryover basis. Due to the March 31, 2004 effective date, the Company has only consolidated the results of operations beginning April 1, 2004. The adoption of FIN No. 46 did not have any effect on net income as the aggregate results of operations of these development properties were previously included in loss from investments in unconsolidated entities. See Note 4 for additional discussion.

The Company generally contributes between 25% and 35% of the project cost of the joint venture projects under development (constituting 100% of the equity), with the remaining cost financed through third-party construction mortgages. Voting rights are shared equally between the Company and its respective development partners and accordingly, these projects were accounted for under the equity method prior to the adoption of FIN No. 46.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. On November 7, 2003, the FASB issued FSP No. FAS 150-3, which deferred for an indefinite period the classification and measurement provisions, but not the disclosure provisions (see discussion below), of SFAS No. 150 as it relates to noncontrolling interests that are classified as equity in the financial statements of a subsidiary but would be classified as a liability in the parent's financial statements under SFAS No. 150 (e.g., minority interests in consolidated limited-life subsidiaries). The Company does not have any mandatorily redeemable preferred shares/units that fall within the scope of SFAS No. 150.

With regards to the aforementioned disclosure provisions, the Company is presently the controlling partner in various consolidated partnerships consisting of 39 properties and 7,220 units having a minority interest book value of $9.6 million at December 31, 2004. These partnerships contain provisions that require the partnerships to be liquidated through the sale of its assets upon reaching a date specified in each respective partnership agreement. The Company, as controlling partner, has an obligation to cause the property owning partnerships to distribute proceeds of liquidation to the Minority Interests in these Partially Owned Properties only to the extent that the net proceeds received by the partnerships from the sale of its assets warrant a distribution based on the partnership agreements. As of December 31, 2004, the Company estimates the value of Minority Interest distributions would have been approximately $111.3 million ("Settlement Value") had the partnerships been liquidated. This Settlement Value is based on estimated third party consideration realized by the partnerships upon disposition of the Partially Owned Properties and is net of all other assets and liabilities, including yield maintenance on the mortgages encumbering the properties, that would have been due on December 31, 2004 had those mortgages been prepaid. Due to, among other things, the inherent uncertainty in the sale of real estate assets, the amount of any potential distribution to the Minority Interests in the Company's Partially Owned Properties is subject to change. To the extent that the partnerships' underlying assets are worth less than the underlying liabilities, the Company has no obligation to remit any consideration to the Minority Interests in Partially Owned Properties.

On July 31, 2003, the SEC clarified its position with respect to Emerging Issues Task Force ("EITF") Topic D-42, *The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock.* Under the SEC's revised interpretation, in connection with the redemption of preferred shares/units, the original issuance costs of these shares/units must be treated in a manner similar to preferred distributions and deducted from net income in arriving at net income available to Common Shares. The clarification of EITF Topic D-42 was required to be adopted effective July 1, 2003 on a retroactive basis by restating prior periods included in the current financial statements. The Company recorded an $8.3 million cash premium and $11.9 million in original issuance costs as a premium on the redemption of its Series G Preferred Shares in December 2003. In addition, the Company recorded $1.1 million in original issuance costs as a premium on the redemption of its Series A Preference Interests in September 2004. The Company had no recorded original issuance costs associated with, nor did it incur any cash redemption premium upon redemption of, its Series L Preferred Shares redeemed in 2003.

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.* SFAS No. 145, among other items, rescinds the automatic classification of costs incurred on debt extinguishment as extraordinary charges. Instead, gains and losses from debt extinguishment should only be classified as extraordinary if they meet the "unusual and infrequently occurring" criteria outlined in APB No. 30. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. The Company adopted the standard effective January 1, 2003. Prior period gains/losses have been reclassified to a component of interest expense.

3. Shareholders' Equity and Minority Interests

The following tables present the changes in the Company's issued and outstanding Common Shares and OP Units for the years ended December 31, 2004, 2003 and 2002:

	2004	*2003*	*2002*
Common Shares outstanding at January 1,	277,643,885	271,095,481	271,621,374
Common Shares Issued:			
Conversion of Series E Preferred Shares	1,536,501	395,723	909,873
Conversion of Series G Preferred Shares	-	996,459	70
Conversion of Series H Preferred Shares	10,268	10,424	4,050
Employee Share Purchase Plan	275,616	289,274	324,238
Dividend Reinvestment – DRIP Plan	-	-	41,407
Share Purchase – DRIP Plan	-	-	31,354
Exercise of options	3,350,759	3,249,555	1,435,115
Restricted share grants, net	515,622	900,555	885,967
Conversion of OP Units	1,744,463	706,631	933,937
Common Shares Other:			
Common Shares repurchased and retired	-	-	(5,092,300)
Common Shares other	(199)	(217)	396
Common Shares outstanding at December 31,	**285,076,915**	**277,643,885**	**271,095,481**

	2004	2003	2002
OP Units outstanding at January 1,	21,907,732	22,300,643	23,197,192
OP Units Issued:			
Other transactions	306,694	165,628	37,388
Conversion of Series A Junior Preference Units	82,977	148,092	-
Conversion of OP Units to Common Shares	(1,744,463)	(706,631)	(933,937)
OP Units Outstanding at December 31,	20,552,940	21,907,732	22,300,643
Total Common Shares and OP Units Outstanding at December 31,	305,629,855	299,551,617	293,396,124
OP Units Ownership Interest in Operating Partnership	6.7%	7.3%	7.6%
OP Units Issued:			
Other transactions – per unit	$29.63	$27.55	$27.98
Other transactions – valuation	$9.1 million	$4.6 million	$1.0 million
Conversion of Series A Junior Preference Units – per unit	$24.50	$24.50	-
Conversion of Series A Junior Preference Units – valuation	$2.0 million	$3.6 million	-

In February 1998, the Company filed and the SEC declared effective a Form S-3 Registration Statement to register $1.0 billion of equity securities. In addition, the Company carried over $272.4 million related to a prior registration statement. As of December 31, 2004, $956.5 million in equity securities remained available for issuance under this registration statement.

During October 2002, the Company repurchased 5,092,300 of its Common Shares on the open market at an average price of $22.58 per share. The Company paid approximately $115.0 million for these shares, which were retired subsequent to the repurchase.

The equity positions of various individuals and entities that contributed their properties to the Operating Partnership in exchange for a partnership interest are collectively referred to as the "Minority Interests – Operating Partnership". Subject to certain restrictions, the Minority Interests – Operating Partnership may exchange their OP Units for EQR Common Shares on a one-for-one basis. These OP Units are classified as Minority Interests – Operating Partnership in the accompanying consolidated balance sheets.

Net proceeds from the Company's Common Share and Preferred Share (see definition below) offerings are contributed by the Company to the Operating Partnership. In return for those contributions, EQR receives a number of OP Units in the Operating Partnership equal to the number of Common Shares it has issued in the equity offering (or in the case of a preferred equity offering, a number of preference units in the Operating Partnership equal in number and having the same terms as the Preferred Shares issued in the equity offering). As a result, the net offering proceeds from Common Shares are allocated between shareholders' equity and Minority Interests – Operating Partnership to account for the change in their respective percentage ownership of the underlying equity of the Operating Partnership.

The Company's declaration of trust authorizes the Company to issue up to 100,000,000 preferred shares of beneficial interest, $0.01 par value per share (the "Preferred Shares"), with specific rights, preferences and other attributes as the Board of Trustees may determine, which may include preferences, powers and rights that are senior to the rights of holders of the Company's Common Shares.

The following table presents the Company's issued and outstanding Preferred Shares as of December 31, 2004 and 2003:

	Redemption Date (1) (2)	Conversion Rate (2)	Annual Dividend Rate per Share (3)	Amounts in thousands December 31, 2004	December 31, 2003
Preferred Shares of beneficial interest, $0.01 par value; 100,000,000 shares authorized:					
9 1/8% Series B Cumulative Redeemable Preferred; liquidation value $250 per share; 500,000 shares issued and outstanding at December 31, 2004 and December 31, 2003	10/15/05	N/A	$22.81252	$125,000	$125,000
9 1/8% Series C Cumulative Redeemable Preferred; liquidation value $250 per share; 460,000 shares issued and outstanding at December 31, 2004 and December 31, 2003	9/9/06	N/A	$22.81252	115,000	115,000
8.60% Series D Cumulative Redeemable Preferred; liquidation value $250 per share; 700,000 shares issued and outstanding at December 31, 2004 and December 31, 2003	7/15/07	N/A	$21.50	175,000	175,000
7.00% Series E Cumulative Convertible Preferred; liquidation value $25 per share; 811,724 and 2,192,490 shares issued and outstanding at December 31, 2004 and December 31, 2003, Respectively	11/1/98	1.1128	$1.75	20,293	54,812
7.00% Series H Cumulative Convertible Preferred; liquidation value $25 per share; 36,934 and 44,028 shares issued and outstanding at December 31, 2004 and December 31, 2003, Respectively	6/30/98	1.4480	$1.75	923	1,101
8.29% Series K Cumulative Redeemable Preferred; liquidation value $50 per share; 1,000,000 shares issued and outstanding at December 31, 2004 and December 31, 2003	12/10/26	N/A	$4.145	50,000	50,000
6.48% Series N Cumulative Redeemable Preferred; liquidation value $250 per share; 600,000 shares issued and outstanding at December 31, 2004 and December 31, 2003	6/19/08	N/A	$16.20	150,000	150,000
				$ 636,216	$ 670,913

(1) On or after the redemption date, redeemable preferred shares (Series B, C, D, K and N) may be redeemed for cash at the option of the Company, in whole or in part, at a redemption price equal to the liquidation price per share, plus accrued and unpaid distributions, if any.

(2) On or after the redemption date, convertible preferred shares (Series E & H) may be redeemed under certain circumstances at the option of the Company for cash or Common Shares, in whole or in part, at various redemption prices per share based upon the contractual conversion rate, plus accrued and unpaid distributions, if any.

(3) Dividends on all series of Preferred Shares are payable quarterly at various pay dates. Dividend rates listed for Series B, C, D and N are Preferred Share rates and the equivalent Depositary Share annual dividend rates are $2.281252, $2.281252, $2.15 and $1.62, respectively.

On June 19, 2003. the Company redeemed all of its outstanding Series L Cumulative Redeemable Preferred Shares at liquidation value for total cash consideration of $100.0 million. The Company did not incur any original issuance costs as these shares were issued by Merry Land & Investment Company, Inc. prior to its merger with the Company.

On June 19, 2003, the Company issued 600,000 Series N Cumulative Redeemable Preferred Shares in a public offering. The Company received $145.3 million in net proceeds from this offering after payment of the underwriters' fee.

On December 26, 2003, the Company redeemed the remaining outstanding Series G Convertible Cumulative Preferred Shares for cash consideration of $295.3 million, which included the liquidation value of $287.0 million and a cash redemption premium of $8.3 million. The Company recorded the $8.3 million cash redemption premium along with the write-off of $11.9 million in original issuance costs as a premium on redemption of Preferred Shares in the accompanying consolidated statements of operations.

The following table presents the issued and outstanding Preference Interests as of December 31, 2004 and December 31, 2003:

	Redemption Date (1)(2)	Conversion Rate (2)	Annual Dividend Rate per Unit (3)	Amounts in thousands December 31, 2004	 December 31, 2003
Preference Interests:					
8.00% Series A Cumulative Redeemable Preference Interests; liquidation value $50 per unit; 0 and 800,000 units issued and outstanding at December 31, 2004 and December 31, 2003, Respectively	10/01/04	N/A	(4)	$ -	$ 40,000
8.50% Series B Cumulative Redeemable Preference Units; liquidation value $50 per unit; 1,100,000 units issued and outstanding at December 31, 2004 and December 31, 2003 (5)	03/03/05	N/A	$4.25	55,000	55,000
8.50% Series C Cumulative Redeemable Preference Units; liquidation value $50 per unit; 220,000 units issued and outstanding at December 31, 2004 and December 31, 2003 (6)	03/23/05	N/A	$4.25	11,000	11,000
8.375% Series D Cumulative Redeemable Preference Units; liquidation value $50 per unit; 420,000 units issued and outstanding at December 31, 2004 and December 31, 2003	05/01/05	N/A	$4.1875	21,000	21,000
8.50% Series E Cumulative Redeemable Preference Units; liquidation value $50 per unit; 1,000,000 units issued and outstanding at December 31, 2004 and December 31, 2003	08/11/05	N/A	$4.25	50,000	50,000
8.375% Series F Cumulative Redeemable Preference Units; liquidation value $50 per unit; 180,000 units issued and outstanding at December 31, 2004 and December 31, 2003	05/01/05	N/A	$4.1875	9,000	9,000
7.875% Series G Cumulative Redeemable Preference Units; liquidation value $50 per unit; 510,000 units issued and outstanding at December 31, 2004 and December 31, 2003	03/21/06	N/A	$3.9375	25,500	25,500
7.625% Series H Cumulative Convertible Redeemable Preference Units; liquidation value $50 per unit; 190,000 units issued and outstanding at December 31, 2004 and December 31, 2003	03/23/06	1.5108	$3.8125	9,500	9,500
7.625% Series I Cumulative Convertible Redeemable Preference Units; liquidation value $50 per unit; 270,000 units issued and outstanding at December 31, 2004 and December 31, 2003	06/22/06	1.4542	$3.8125	13,500	13,500
7.625% Series J Cumulative Convertible Redeemable Preference Units; liquidation value $50 per unit; 230,000 units issued and outstanding at December 31, 2004 and December 31, 2003	12/14/06	1.4108	$3.8125	11,500	11,500
				$ 206,000	$ 246,000

(1) On or after the fifth anniversary of the respective issuance (the "Redemption Date"), all of the Preference Interests may be redeemed for cash at the option of the Company, in whole or in part, at any time or from time to time, at a

redemption price equal to the liquidation preference of $50.00 per unit plus the cumulative amount of accrued and unpaid distributions, if any.

(2) On or after the tenth anniversary of the respective issuance (the "Conversion Date"), all of the Preference Interests are exchangeable at the option of the holder (in whole but not in part) on a one-for-one basis for a respective reserved series of EQR Preferred Shares. In addition, on or after the Conversion Date, the convertible Preference Interests (Series H, I & J) may be converted under certain circumstances at the option of the holder (in whole but not in part) to Common Shares based upon the contractual conversion rate, plus accrued and unpaid distributions, if any.

(3) Dividends on all series of Preference Interests are payable quarterly on March 25th, June 25th, September 25th, and December 25th of each year.

(4) On September 1, 2004, the Company issued an irrevocable notice to redeem for cash on October 1, 2004 all 800,000 units of its 8.00% Series A Cumulative Redeemable Preference Interests. The liquidation value of the preference interests was $40.0 million. The Company recorded a write-off of $1.1 million in original issuance costs as a premium on redemption of Preference Interests (Minority Interests) in the accompanying consolidated statements of operations.

(5) On February 1, 2005, the Company issued an irrevocable notice to redeem for cash on March 3, 2005 all 1.1 million units of its 8.50% Series B Cumulative Redeemable Preference Interests with a liquidation value of $55.0 million. The Company will record a write-off of approximately $1.4 million in original issuance costs as a premium on redemption of Preference Interests (Minority Interests) in the first quarter of 2005.

(6) On February 7, 2005, the Company issued an irrevocable notice to redeem for cash on March 23, 2005 all 220,000 units of its 8.50% Series C Cumulative Redeemable Preference Interests with a liquidation value of $11.0 million. The Company will record a write-off of approximately $275,000 in original issuance costs as a premium on redemption of Preference Interests (Minority Interests) in the first quarter of 2005.

The following table presents the Operating Partnership's issued and outstanding Junior Convertible Preference Units (the "Junior Preference Units") as of December 31, 2004 and December 31, 2003:

				Amounts in thousands	
	Redemption Date	*Conversion Rate*	*Annual Dividend Rate per Unit(3)*	*December 31, 2004*	*December 31, 2003*
Junior Preference Units:					
Series A Junior Convertible Preference Units; liquidation value $100 per unit; 0 and 20,333 units issued and outstanding at December 31, 2004 and December 31, 2003, respectively	(1)(4)	4.0816	$5.46934	$ -	$ 2,033
Series B Junior Convertible Preference Units; liquidation value $25 per unit; 7,367 units issued and outstanding at December 31, 2004 and December 31, 2003	(2)	(2)	$2.00000	184	184
				$ 184	$ 2,217

(1) On the fifth anniversary of the respective issuance (the "Redemption Date"), the Series A Junior Preference Units shall be automatically converted into OP Units based upon the conversion rate. Prior to the Redemption Date, the Operating Partnership or the holders may elect to convert the Series A Junior Preference Units to OP Units under certain circumstances based upon the conversion rate.

(2) On or after the tenth anniversary of the issuance (the "Redemption Date"), the Series B Junior Preference Units may be converted into OP Units at the option of the Operating Partnership based on the contractual conversion rate. Prior to the Redemption Date, the holders may elect to convert the Series B Junior Preference Units to OP Units under certain circumstances based on the contractual conversion rate. The contractual conversion rate is based upon a ratio dependent upon the closing price of EQR's Common Shares.

(3) Dividends on both series of Junior Preference Units are payable quarterly at various pay dates.

(4) On December 22, 2003, 36,283 Series A Junior Preference Units with a liquidation value of $3.6 million issued on December 22, 1998 automatically converted to 148,092 OP Units. On June 29, 2004, 20,333 Series A Junior Preference Units with a liquidation value of $2.0 million issued on June 29, 1999 automatically converted to 82,977 OP Units.

4. Real Estate

The following table summarizes the carrying amounts for investment in real estate (at cost) as of December 31, 2004 and 2003 *(Amounts are in thousands)*:

	2004	2003
Land	$ 2,183,818	$ 1,845,547
Buildings and Improvements	11,667,787	10,415,679
Furniture, Fixtures and Equipment	683,113	602,647
Construction in Progress (excluding land)	160,986	2,960
Construction in Progress (land)	156,917	7,546
Real Estate	14,852,621	12,874,379
Accumulated Depreciation	(2,599,827)	(2,296,013)
Real Estate, net	$ 12,252,794	$ 10,578,366

During the year ended December 31, 2004, the Company acquired the entire equity interest in twenty-four properties containing 6,182 units from unaffiliated parties, inclusive of four additional units at two existing properties and a vacant land parcel, for a total purchase price of $913.2 million.

During the year ended December 31, 2004, the Company also acquired the majority of the remaining third party equity interests it did not previously own in nineteen properties and two vacant land parcels. These properties were previously accounted for under the equity method of accounting and subsequent to each purchase were consolidated. The Company recorded $960.3 million in investment in real estate and the following:

- Assumed $274.8 million in mortgage debt;
- Recorded $0.4 million of minority interests in partially owned properties;
- Reduced investments in unconsolidated entities by $608.7 million (inclusive of $339.7 million in mortgage debt paid off prior to closing);
- Assumed $27.2 million of other liabilities net of other assets acquired; and
- Paid cash of $49.2 million (net of cash acquired).

As previously noted, the Company adopted FIN No. 46, as required, effective March 31, 2004. The adoption required the consolidation of all previously unconsolidated development projects. Accordingly, the Company consolidated five completed properties, six projects which were under development at the time and various other vacant land parcels held for future development. The Company recorded $548.3 million in investment in real estate and the following:

- Consolidated $294.7 million in mortgage debt;
- Recorded $3.0 million of minority interests in partially owned properties;
- Reduced investments in unconsolidated entities by $235.0 million;
- Consolidated $19.2 million of other liabilities net of other assets acquired; and
- Consolidated $3.6 million of cash.

During the year ended December 31, 2003, the Company acquired the entire equity interest in seventeen properties containing 5,200 units from unaffiliated parties, inclusive of two additional units at an existing property, for a total purchase price of $684.1 million.

During the year ended December 31, 2003, the Company also acquired the majority of the remaining third party equity interests it did not previously own in eleven properties. These properties were previously accounted for under the equity method of accounting and subsequent to each purchase were consolidated. The Company recorded $111.1 million in investment in real estate and the following:

- Assumed $51.6 million in mortgage debt;
- Issued 153,851 OP Units having a value of $4.2 million;
- Recorded $42,000 of minority interests in partially owned properties;
- Reduced investments in unconsolidated entities by $34.9 million;
- Assumed $27.2 million of other liabilities net of other assets acquired; and
- Consolidated and/or received net cash of $6.9 million.

During the year ended December 31, 2004, the Company disposed of the following to unaffiliated parties (including two vacant land parcels and various individual condominium units) (sales price in thousands):

	Properties	Units	Sales Price
Wholly Owned Properties	48	12,984	$ 847.5
Partially Owned Properties (Consolidated)	6	1,655	138.6
Unconsolidated Properties	4	497	6.9
	58	15,136	$ 993.0

The Company recognized a net gain on sales of discontinued operations of approximately $323.9 million and a net gain on sales of unconsolidated entities of approximately $4.6 million on the above sales.

During the year ended December 31, 2003, the Company disposed of the following to unaffiliated parties (including various individual condominium units) (sales price in thousands):

	Properties	Units	Sales Price
Wholly Owned Properties	91	22,698	$ 1,190.5
Partially Owned Properties (Consolidated)	3	465	13.6
Unconsolidated Properties	2	323	13.9
	96	23,486	$ 1,218.0

The Company recognized a net gain on sales of discontinued operations of approximately $310.7 million and a net gain on sales of unconsolidated entities of approximately $4.9 million on the above sales.

5. Commitments to Acquire/Dispose of Real Estate

As of February 2, 2005, in addition to the properties that were subsequently acquired as discussed in Note 21, the Company had entered into separate agreements to acquire three multifamily properties containing 827 units from unaffiliated parties. The Company expects a combined purchase price of approximately $90.0 million.

As of February 2, 2005, in addition to the properties that were subsequently disposed of as discussed in Note 21, the Company had entered into separate agreements to dispose of seventeen multifamily properties containing 4,638 units and two vacant land parcels to unaffiliated parties. The Company expects a combined disposition price of approximately $324.7 million.

The closings of these pending transactions are subject to certain contingencies and conditions, therefore, there can be no assurance that these transactions will be consummated or that the final terms thereof will not differ in material respects from those summarized in the preceding paragraphs.

6. Investments in Unconsolidated Entities

The Company has co-invested in various properties with unrelated third parties which are accounted for under the equity method of accounting. The following table summarizes the Company's investments in unconsolidated entities as of December 31, 2004 (amounts in thousands except for project and unit amounts):

	Institutional Joint Ventures	Lexford/ Other	Totals
Total projects	45	12	57 (1)
Total units	10,846	1,571	12,417 (1)
Company's ownership percentage of outstanding debt	25.0%	11.0%	
Company's share of outstanding debt (2)	$ 121,200	$ 3,179	$ 124,379

(1) Totals exclude Fort Lewis Military Housing consisting of one property and 3,801 units, which is not accounted for under the equity method of accounting, but is included in the Company's property/unit counts at December 31, 2004.

(2) All debt is non-recourse to the Company.

7. Deposits - Restricted

The following table presents the deposits – restricted as of December 31, 2004 and 2003 (amounts in thousands):

	2004	2003
Collateral enhancement for partially owned development loans	$ 12,000	$ 44,000
Tax-deferred (1031) exchange proceeds	-	27,731
Resident security, utility and other	70,194	62,021
Totals	$ 82,194	$ 133,752

8. Mortgage Notes Payable

As of December 31, 2004, the Company had outstanding mortgage indebtedness of approximately $3.2 billion.

During the year ended December 31, 2004, the Company:

- Repaid $494.9 million of mortgage loans;
- Assumed/consolidated $665.4 million of mortgage debt on certain properties in connection with their acquisitions and/or consolidations;
- Obtained $467.5 million of mortgage loans on certain properties;
- Was released from $29.5 million of mortgage debt assumed by the purchaser on disposed properties; and
- Refinanced $130.0 million of mortgage notes and obtained the release of the property as collateral for the loan; therefore the loan was reclassified to notes, net.

As of December 31, 2004, scheduled maturities for the Company's outstanding mortgage indebtedness were at various dates through January 1, 2035. At December 31, 2004, the interest rate range on the Company's mortgage debt was 1.89% to 12.465%. During the year ended December 31, 2004, the weighted average interest rate on the Company's mortgage debt was 5.46%.

The historical cost, net of accumulated depreciation, of encumbered properties was $4.4 billion and $3.8 billion at December 31, 2004 and 2003, respectively.

Aggregate payments of principal on mortgage notes payable for each of the next five years and thereafter are as follows (amounts in thousands):

Year	Total
2005	$ 173,303
2006	287,427
2007	294,470
2008	496,939
2009	540,251
Thereafter	1,374,349
Total	$3,166,739

As of December 31, 2003, the Company had outstanding mortgage indebtedness of approximately $2.7 billion.

During the year ended December 31, 2003, the Company:

- Repaid $432.9 million of mortgage loans;

- Assumed $141.1 million of mortgage debt on certain properties in connection with their acquisitions and/or consolidations;
- Obtained $111.2 million of mortgage loans on certain properties; and
- Was released from $53.3 million of mortgage debt assumed by the purchaser on disposed properties.

As of December 31, 2003, scheduled maturities for the Company's outstanding mortgage indebtedness were at various dates through November 1, 2033. At December 31, 2003, the interest rate range on the Company's mortgage debt was 1.06% to 12.465%. During the year ended December 31, 2003, the weighted average interest rate on the Company's mortgage debt was 5.80%.

9. Notes

The following tables summarize the Company's unsecured note balances and certain interest rate and maturity date information as of and for the years ended December 31, 2004 and 2003, respectively:

December 31, 2004 *(Amounts are in thousands)*	Net Principal Balance	Interest Rate Ranges	Weighted Average Interest Rate	Maturity Date Ranges
Fixed Rate Public Notes	$ 3,031,677	4.75% - 7.75%	6.25%	2005 - 2026
Fixed Rate Tax-Exempt Bonds	111,390	4.75% - 5.20%	5.07%	2028 - 2029
Totals	$ 3,143,067			

December 31, 2003 *(Amounts are in thousands)*	Net Principal Balance	Interest Rate Ranges	Weighted Average Interest Rate	Maturity Date Ranges
Fixed Rate Public Notes	$ 2,528,894	4.86% - 7.75%	6.63%	2004 - 2026
Fixed Rate Tax-Exempt Bonds	127,780	4.75% - 5.20%	5.07%	2028 - 2029
Totals	$ 2,656,674			

The Company's unsecured public debt contains certain financial and operating covenants including, among other things, maintenance of certain financial ratios. The Company was in compliance with its unsecured public debt covenants for both the years ended December 31, 2004 and 2003.

In June 2003, the Operating Partnership filed and the SEC declared effective a Form S-3 registration statement to register $2.0 billion of debt securities. In addition, the Operating Partnership carried over $280.0 million related to a prior registration statement. As of December 31, 2004, $1.48 billion in debt securities remained available for issuance under this registration statement.

During the year ended December 31, 2004, the Company:

- Issued $300.0 million of five-year 4.75% fixed-rate public notes, receiving net proceeds of $296.8 million;
- Issued $500.0 million of ten-year 5.25% fixed rate public notes, receiving net proceeds of $496.1 million;

- Repaid $415.0 million of fixed rate public notes at maturity;
- Repaid $20.7 million of other unsecured notes; and
- Obtained an unsecured floating rate loan with a total commitment of $300.0 million and an initial borrowing of $100.0 million on July 15, 2004. This loan was paid off in full and terminated on September 14, 2004.

During the year ended December 31, 2003, the Company:

- Issued $400.0 million of ten-year 5.20% fixed-rate public notes, receiving net proceeds of $397.5 million;
- Repaid $100.0 million of floating rate public notes at maturity;
- Repaid $50.0 million and $40.0 million of 6.65% and 6.875%, respectively, fixed rate public notes at maturity; and
- Repaid $4.5 million of other unsecured notes.

Aggregate payments of principal on unsecured notes payable for each of the next five years and thereafter are as follows (amounts in thousands):

Year	Total
2005 (1)	$ 494,594
2006 (2)	204,190
2007	154,620
2008	130,000
2009	297,764
Thereafter	1,861,899
Total	$ 3,143,067

(1) Includes $300.0 million with a final maturity of 2015 that is putable/callable in 2005.
(2) Includes $150.0 million with a final maturity of 2026 that is putable in 2006.

10. Line of Credit

On May 30, 2002, the Operating Partnership obtained a three-year $700.0 million unsecured revolving credit facility maturing May 29, 2005. Advances under the credit facility bear interest at variable rates based upon LIBOR at various interest periods, plus a spread dependent upon the Operating Partnership's credit rating, or based upon bids received from the lending group. EQR has guaranteed the Operating Partnership's line of credit up to the maximum amount and for the full term of the facility.

As of December 31, 2004 and 2003, $150.0 million and $10.0 million, respectively, was outstanding and $65.4 million and $56.7 million, respectively, was restricted (dedicated to support letters of credit and not available for borrowing) on the credit facility. During the years ended December 31, 2004 and 2003, the weighted average interest rate was 1.73% and 1.85%, respectively.

11. Derivative Instruments

The following table summarizes the consolidated derivative instruments at December 31, 2004 (dollar amounts are in thousands):

	Cash Flow Hedges	Fair Value Hedges	Offsetting Receive Floating Swaps/Caps	Offsetting Pay Floating Swaps/Caps	Development Cash Flow Hedges
Current Notional Balance	$ 150,000	$ 490,000	$ 255,069	$ 255,069	$ 4,682
Lowest Possible Notional	$ 150,000	$ 490,000	$ 91,052	$ 91,052	$ 6,700
Highest Possible Notional	$ 150,000	$ 490,000	$ 255,069	$ 255,069	$ 34,625
Lowest Interest Rate	3.683%	3.245%	6.000%	6.000%	3.310%
Highest Interest Rate	3.683%	7.250%	6.000%	6.000%	3.500%
Earliest Maturity Date	2005	2005	2007	2007	2005
Latest Maturity Date	2005	2009	2007	2007	2006
Estimated Asset (Liability) Fair Value	$ (1,780)	$ (6,137)	$ 28	$ (28)	$ (15)

During the year ended December 31, 2004, the Company paid approximately $3.3 million to terminate five interest rate swaps in conjunction with the repayment of the underlying mortgage loans. The Company recognized a $1.9 million loss in connection with these terminations (included in loss from investments in unconsolidated entities as the losses occurred prior to the acquisition and/or consolidation of the respective properties – see further discussion in Notes 2 and 4). The Company also paid approximately $0.5 million to terminate two forward starting swaps in conjunction with the issuance of $300.0 million of five-year unsecured notes. The $0.5 million cost has been deferred and will be recognized as additional interest expense over the five-year life of the unsecured notes. The Company also paid approximately $3.5 million to terminate ten forward starting swaps in conjunction with the issuance of $500.0 million of ten-year unsecured notes. Approximately $3.3 million of the $3.5 million cost has been deferred and will be recognized as additional interest expense over the ten-year life of the unsecured notes.

On December 31, 2004, the net derivative instruments were reported at their fair value as other assets of approximately $1.3 million and as other liabilities of approximately $9.2 million. As of December 31, 2004, there were approximately $21.0 million in deferred losses, net, included in accumulated other comprehensive loss. Based on the estimated fair values of the net derivative instruments at December 31, 2004, the Company may recognize an estimated $4.5 million of accumulated other comprehensive loss as additional interest expense during the twelve months ending December 31, 2005.

12. Earnings Per Share

The following tables set forth the computation of net income per share – basic and net income per share – diluted:

	Year Ended December 31,		
	2004	2003	2002
	(Amounts in thousands except per share amounts)		
Numerator for net income per share – basic:			
Income from continuing operations	$ 135,276	$ 157,867	$ 188,114
Preferred distributions	(53,746)	(76,435)	(76,615)
Premium on redemption of Preferred Shares	-	(20,237)	-
Allocation of Minority Interests – Operating Partnership to discontinued operations	23,391	27,445	16,269
Income from continuing operations available to Common Shares, net of allocation of Minority Interests – Operating Partnership	104,921	88,640	127,768
Net gain on sales of discontinued operations, net of allocation of Minority Interests – Operating Partnership	301,445	287,372	96,317
Discontinued operations, net of allocation of Minority Interests – Operating Partnership	12,217	50,627	100,077
Numerator for net income per share – basic	$ 418,583	$ 426,639	$ 324,162
Numerator for net income per share – diluted:			
Income from continuing operations	$ 135,276	$ 157,867	$ 188,114
Preferred distributions	(53,746)	(76,435)	(76,615)
Premium on redemption of Preferred Shares	-	(20,237)	-
Effect of dilutive securities:			
Allocation to Minority Interests – Operating Partnership	31,228	34,658	26,862
Income from continuing operations available to Common Shares	112,758	95,853	138,361
Net gain on sales of discontinued operations	323,925	310,706	104,296
Discontinued operations, net	13,128	54,738	108,367
Numerator for net income per share – diluted	$ 449,811	$ 461,297	$ 351,024
Denominator for net income per share – basic and diluted:			
Denominator for net income per share – basic	279,744	272,337	271,974
Effect of dilutive securities:			
OP Units	20,939	22,186	22,663
Share options/restricted shares	3,188	2,518	3,332
Denominator for net income per share – diluted	303,871	297,041	297,969
Net income per share – basic	$ 1.50	$ 1.57	$ 1.19
Net income per share – diluted	$ 1.48	$ 1.55	$ 1.18

	Year Ended December 31,		
	2004	2003	2002
Net income per share – basic:			
Income from continuing operations available to Common Shares	$ 0.38	$ 0.33	$ 0.47
Net gain on sales of discontinued operations	1.08	1.05	0.35
Discontinued operations, net	0.04	0.19	0.37
Net income per share – basic	$ 1.50	$ 1.57	$ 1.19
Net income per share – diluted:			
Income from continuing operations available to Common shares	$ 0.37	$ 0.32	$ 0.46
Net gain on sales of discontinued operations	1.07	1.05	0.35
Discontinued operations, net	0.04	0.18	0.37
Net income per share – diluted	$ 1.48	$ 1.55	$ 1.18

Convertible preferred shares/units that could be converted into 3,215,472, 14,745,904 and 15,335,977 weighted average Common Shares for the years ended December 31, 2004, 2003 and 2002, respectively, were outstanding but were not included in the computation of diluted earnings per share because the effects would be anti-dilutive.

For additional disclosures regarding the employee share options and restricted shares, see Notes 2 and 14.

13. Discontinued Operations

The Company has presented separately as discontinued operations in all periods the results of operations for all consolidated assets disposed of on or after January 1, 2002 (the date of adoption of SFAS No. 144).

The components of discontinued operations are outlined below and include the results of operations for the respective periods that the Company owned such assets during each of the years ended December 31, 2004, 2003, and 2002.

	Year Ended December 31,		
	2004	2003	2002
	(Amounts in thousands)		
REVENUES			
Rental income	$ 61,790	$ 219,370	$ 338,729
Furniture income	-	-	1,361
Total revenues	61,790	219,370	340,090
EXPENSES (1)			
Property and maintenance	27,977	77,233	101,097
Real estate taxes and insurance	7,009	23,611	34,016
Property management	111	103	162
Depreciation	12,374	56,571	83,376
Furniture expenses	-	-	1,303
Total expenses	47,471	157,518	219,954
Discontinued operating income	14,319	61,852	120,136
Interest and other income	260	322	83
Interest (2):			
Expense incurred, net	(898)	(6,346)	(11,600)
Amortization of deferred financing costs	(553)	(1,090)	(252)
Discontinued operations, net	$ 13,128	$ 54,738	$ 108,367

(1) Includes expenses paid in the current period for properties sold in prior periods related to the Company's period of ownership.
(2) Interest includes only specific amounts from each property sold.

For the properties sold during 2004 (excluding condominium conversion properties), the investment in real estate, net of accumulated depreciation, and the mortgage notes payable balances at December 31, 2003 were $500.0 million and $94.9 million, respectively.

On January 11, 2002, the Company disposed of its furniture rental business for $30.0 million in cash and received net proceeds of $28.7 million. After giving effect to a previously recorded impairment loss, no gain/loss on sale was recognized as the net book value at the sale date approximated the sales price.

14. Share Incentive Plans

On May 15, 2002, the shareholders of EQR approved the Company's 2002 Share Incentive Plan. The maximum aggregate number of awards that may be granted under this plan may not exceed 7.5% of the Company's outstanding Common Shares calculated on a "fully diluted" basis and determined annually on the first day of each calendar year. As of January 1, 2005, this amount equaled 23,069,873, of which 17,683,625 is available for future issuance. No awards may be granted under the 2002 Share Incentive Plan after February 20, 2012.

Pursuant to the 2002 Share Incentive Plan and the Fifth Amended and Restated 1993 Share Option and Share Award Plan (collectively the "Share Incentive Plans"), officers, trustees, key employees and consultants of the Company may be offered the opportunity to acquire Common Shares through the grant of share options ("Options") including non-qualified share options ("NQSOs"), incentive share options ("ISOs") and share appreciation rights ("SARs"), or may be granted restricted or non-restricted shares. Additionally, officers and key employees of the Company may be awarded Common Shares, subject to conditions and restrictions as described in the Share Incentive Plans. Finally, certain executive officers of the Company are subject to the Company's performance based restricted share plan. Options, SARs, restricted shares and performance shares are sometimes collectively referred to herein as "Awards".

The Options generally are granted at the fair market value of the Company's Common Shares at the date of grant, vest over a three year period, are exercisable upon vesting and expire ten years from the date of grant. The exercise price for all Options under the Share Incentive Plans shall not be less than the fair market value of the underlying Common Shares at the time the Option is granted. The Fifth Amended and Restated 1993 Share Option and Share Award Plan will terminate at such time as all outstanding Awards have expired or have been exercised/vested. The Board of Trustees may at any time amend or terminate the Share Incentive Plans, but termination will not affect Awards previously granted. Any Options which had vested prior to such a termination would remain exercisable by the holder thereof.

As to the Options that have been granted through December 31, 2004, generally, one-third are exercisable one year after the initial grant, one-third are exercisable two years following the date such Options were granted and the remaining one-third are exercisable three years following the date such Options were granted.

As to the restricted shares that have been awarded through December 31, 2004, these shares generally vest three years from the award date. During the three-year period of restriction, the employee receives quarterly dividend payments on their shares. The Company's unvested restricted shareholders receive dividends at the same rate and on the same date as any other Common Share holder. In addition, the Company's unvested restricted shareholders have the same voting rights as any other Common Share holder. As a result, dividends paid on unvested restricted shares are included as a distribution in excess of accumulated earnings and have not been considered in reducing net income available to Common Shares in a manner similar to the Company's preferred share dividends for the earnings per share calculation. If employment is terminated prior to the lapsing of the restriction, the shares are canceled.

In addition, each year the Company's executive officers receive performance-based awards. The executive officers have the opportunity to earn in Common Shares an amount as little as 0% to as much as 225% of the target number of performance-based awards. The owners of performance-based awards have no right to vote, receive dividends or transfer the awards until Common Shares are issued in exchange for the awards. The number of Common Shares the executive officer actually receives on the third anniversary of the grant date will depend on the excess, if any, by which the Company's Average Annual Return (i.e., the average of the Common Share dividends declared during each year as a percentage of the Common Share price as of the first business day of the first performance year and the average percentage increase in funds from operations ("FFO") for each calendar year on a per share basis over the prior year) for the three performance years exceeds the average of the 10-year Treasury Note interest rate as of the first business day in January of each performance year (the "T-Note Rate").

If the Company's Average Annual Return exceeds the T-Note Rate by:	Less than 0.99%	1-1.99%	2%	3%	4%	5%	6%	Greater than 7%
Then the executive officer will receive Common Shares equal to the target number of awards times the following %:	0%	50%	100%	115%	135%	165%	190%	225%

Fifty percent of the Common Shares to which an executive officer may be entitled under the performance share grants will vest, subject to the executive's continued employment with the Company, on the third anniversary of the award (which will be the date the Common Shares are issued); twenty-five percent will vest on the fourth anniversary and the remaining twenty-five percent will vest on the fifth anniversary. The Common Shares will also fully vest upon the executive's death, retirement at or after age 62, disability or upon a change in control of the Company.

The following table summarizes information regarding both the restricted and performance-based share plans for the three years ended December 31, 2004, 2003 and 2002:

			Compensation Expense		
Year	Restricted/ Performance Share Awards Granted, Net of Cancellations	Weighted Average Grant Price	General and Administrative	Property Management	Dividends Incurred
2004	515,622	$29.28	$6.3 million	$6.2 million	$2.5 million
2003	900,555	$23.58	$5.5 million	$5.6 million	$2.5 million
2002	885,967	$27.22	$16.2 million	$9.6 million	$2.9 million

Prior to 2003, the Company had chosen to account for its stock-based compensation in accordance with APB No. 25, *Accounting for Stock Issued to Employees*, which resulted in no compensation expense for options issued with an exercise price equal to or exceeding the market value of the Company's Common Shares on the date of grant (intrinsic method). The Company has elected to account for its stock-based compensation in accordance with SFAS No. 123 and its amendment (SFAS No. 148), *Accounting for Stock Based Compensation*, effective in the first quarter of 2003, which resulted in compensation expense being recorded based on the fair value of the stock compensation granted.

Compensation expense related to restricted and performance-based share grants was previously recognized in accordance with APB No. 25. The adoption of SFAS No. 123 does not significantly change the amount of compensation expense recognized for these grants.

See Note 2 for additional information regarding the Company's stock-based compensation.

The table below summarizes the Option activity of the Share Incentive Plans and options assumed in connection with mergers (the "Merger Options") for the three years ended December 31, 2004, 2003 and 2002:

	Common Shares Subject to Options	Weighted Average Exercise Price Per Option
Balance at December 31, 2001	12,165,247	$22.59
Options granted	2,270,220	$27.24
Options exercised	(1,425,494)	$20.36
Merger Options exercised	(13,621)	$19.66
Options canceled	(177,536)	$24.90
Balance at December 31, 2002	12,818,816	$23.63
Options granted (1993 plan)	665,304	$23.55
Options granted (2002 plan)	2,217,124	$23.59
Options exercised (1993 plan)	(2,696,110)	$20.61
Options exercised (2002 plan)	(500,000)	$23.55
Merger Options exercised	(52,995)	$19.55
Options canceled (1993 plan)	(324,298)	$25.08
Options canceled (2002 plan)	(42,242)	$23.55
Balance at December 31, 2003	12,085,599	$24.27
Options granted (2002 plan)	2,254,570	$29.33
Options exercised (1993 plan)	(2,920,057)	$23.75
Options exercised (2002 plan)	(423,866)	$23.55
Merger Options exercised	(6,836)	$20.14
Options canceled (1993 plan)	(90,436)	$23.44
Options canceled (2002 plan)	(79,751)	$28.02
Balance at December 31, 2004	10,819,223	$25.48

The following table summarizes information regarding options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
$6.68 to $10.01	92	2.0	$9.55	92	$9.55
$10.01 to $13.35	1,892	1.1	$12.12	1,892	$12.12
$13.35 to $16.69	305,634	1.1	$15.33	305,634	$15.33
$16.69 to $20.03	6,018	4.2	$18.63	6,018	$18.63
$20.03 to $23.37	1,554,006	4.1	$20.76	1,554,006	$20.76
$23.37 to $26.70	3,998,492	5.8	$24.67	2,739,319	$25.18
$26.70 to $30.04	4,864,462	7.8	$28.19	2,244,481	$27.45
$30.04 to $33.38	88,627	9.6	$31.38	-	-
$6.68 to $33.38	10,819,223	6.4	$25.48	6,851,442	$24.47

As of December 31, 2003 and 2002, 8,274,915 Options (with a weighted average exercise price of $23.86) and 8,252,203 Options (with a weighted average exercise price of $22.25) were exercisable, respectively.

15. Employee Plans

The Company established an Employee Share Purchase Plan (the "ESPP") to provide employees and trustees the ability to annually acquire up to $100,000 of Common Shares of the Company. In 2003, the Company's shareholders approved an increase in the aggregate number of Common Shares available under the ESPP to 7,000,000 (from 2,000,000). The Company has 4,770,937 Common Shares available for purchase under the ESPP at December 31, 2004. The Common Shares may be purchased quarterly at a price equal to 85% of the lesser of: (a) the closing price for a share on the last day of such quarter; and (b) the greater of: (i) the closing price for a share on the first day of such quarter, and (ii) the average closing price for a share for all the business days in the quarter. The following table summarizes information regarding the Common Shares issued under the ESPP:

	Year Ended December 31,		
	2004	2003	2002
	(Amounts in thousands except share and per share amounts)		
Shares issued	275,616	289,274	324,238
Issuance price ranges	$23.35 – $27.39	$20.64 – $24.74	$21.65 – $24.43
Issuance proceeds	$6,853	$6,324	$7,377

The Company established a defined contribution plan (the "401(k) Plan") to provide retirement benefits for employees that meet minimum employment criteria. The Company matches dollar for dollar up to the first 2% of eligible compensation that a participant contributes to the 401(k) Plan (4% for 2002 and prior years). Participants are vested in the Company's contributions over five years. The Company made contributions in the amount of $1.5 million and $3.5 million for the years ended December 31, 2003 and 2002, respectively, and expects to make contributions in the amount of approximately $2.0 million for the year ended December 31, 2004.

The Company may also elect to make an annual discretionary profit-sharing contribution as a percentage of each individual employee's eligible compensation under the 401(k) Plan. The Company did not make a contribution for the years ended December 31, 2004, 2003 or 2002.

The Company established a supplemental executive retirement savings plan (the "SERP") to provide certain officers and trustees an opportunity to defer a portion of their eligible compensation in order to save for retirement. The SERP is restricted to investments in Company Common Shares, certain marketable securities that have been specifically approved, and cash equivalents. The deferred compensation liability represented in the SERP and the securities issued to fund such deferred compensation liability are consolidated by the Company and carried on the Company's balance sheet, and the Company's Common Shares held in the SERP are accounted for as a reduction to paid in capital.

16. Distribution Reinvestment and Share Purchase Plan

On November 3, 1997, the Company filed with the SEC a Form S-3 Registration Statement to register 14,000,000 Common Shares pursuant to a Distribution Reinvestment and Share Purchase Plan (the "DRIP Plan"). The registration statement was declared effective on November 25, 1997. The Company has 11,571,446 Common Shares available for issuance under the DRIP Plan at December 31, 2004.

The DRIP Plan provides holders of record and beneficial owners of Common Shares and Preferred Shares with a simple and convenient method of investing cash distributions in additional Common Shares (which is referred to herein as the "Dividend Reinvestment – DRIP Plan"). Common Shares may also be purchased on a monthly basis with optional cash payments made by participants in the DRIP Plan and interested new investors, not currently shareholders of the Company, at the market price of the Common Shares less a discount ranging between 0% and 5%, as determined in accordance with the DRIP Plan (which is referred to herein as the "Share Purchase – DRIP Plan"). Common Shares purchased under the DRIP Plan may, at the option of the Company, be directly issued by the Company or purchased by the Company's transfer agent in the open market using participants' funds.

17. Transactions with Related Parties

The Company provided asset and property management services to certain related entities for properties not owned by the Company. Fees received for providing such services were approximately $0.2 million, $0.3 million and $0.7 million for the years ended December 31, 2004, 2003 and 2002, respectively.

The Company reimbursed its Chief Operating Officer for the actual operating costs (excluding acquisition costs) of operating his personal aircraft for himself and other employees on Company business. Amounts incurred were approximately $0.3 million, $0.2 million and $0.5 million for the years ended December 31, 2004, 2003 and 2002, respectively.

The Company leases its corporate headquarters from an entity controlled by EQR's Chairman of the Board of Trustees. Amounts incurred for such office space for the years ended December 31, 2004, 2003 and 2002, respectively, were approximately $1.9 million, $1.7 million and $1.6 million. The Company believes these amounts equal market rates for such space.

The Company had the following additional non-continuing related party transactions:

- The Company leased space in an office building in Augusta, Georgia indirectly owned by one of EQR's trustees since May 2003 and directly owned by an entity affiliated with the same EQR trustee from 1998 to 2003 (individual was a trustee through May 2004). Amounts incurred for such office space were approximately $0.2 million, $0.2 million and $0.1 million for the years ended December 31, 2004, 2003 and 2002, respectively;

- Certain executive officers of the Company purchased Common Shares which were financed with loans made by the Company, all of which were repaid in full in 2002;

- The Company made consulting payments to two former trustees (individuals were trustees through May 2003) of approximately $0.2 million during the year ended December 31, 2002; and

- The Company paid legal fees to a law firm of which one of EQR's former trustees (individual was a trustee through May 2002) is a partner of approximately $0.3 million during the year ended December 31, 2002.

18. Commitments and Contingencies

The Company, as an owner of real estate, is subject to various Federal, state and local environmental laws. Compliance by the Company with existing laws has not had a material adverse effect on the Company. However, the Company cannot predict the impact of new or changed laws or regulations on its current properties or on properties that it may acquire in the future.

In August 2004, the Company tried a class action lawsuit in Palm Beach County, Florida regarding certain charges made to residents who terminated their leases early or failed to provide sufficient notice of intent to vacate. In December 2004, the Court issued a Findings of Fact and Conclusions of Law holding those fees legally uncollectible under Florida law. In recognition of the Findings of Fact and Conclusions of Law, which awarded damages and interest to the class in the amount of approximately $1.6 million, the Company established a reserve of approximately $1.6 million and correspondingly recorded this as a general and administrative expense. Due to pending appeals, the award is neither final nor enforceable. Accordingly, it is not possible to determine or predict the ultimate outcome of the case. While no assurances can be given, the Company does not believe that this lawsuit, if the ultimate outcome is unfavorable, will have a material adverse effect on the Company.

The Company does not believe there is any other litigation pending or threatened against the Company which, individually or in the aggregate, reasonably may be expected to have a material adverse effect on the Company.

During the year ended December 31, 2004, the Company established a reserve and recorded a corresponding expense of $15.2 million in estimated uninsured property damage at certain of its properties primarily located in Florida caused by Hurricanes Charley, Frances, Ivan and Jeanne (included in rents received in advance and other liabilities and real estate taxes and insurance expense on the consolidated balance sheets and statements of operations, respectively). Of this amount, approximately $9.4 million had been spent for hurricane related repairs through December 31, 2004.

As of December 31, 2004 the Company has five projects totaling 1,306 units in various stages of development with estimated completion dates ranging through September 30, 2006. The three development agreements currently in place have the following key terms:

- The first development partner has the right, at any time following completion of a project subject to the agreement, to stipulate a value for such project and offer to sell its interest in the project to the Company based on such value. If the Company chooses not to purchase the interest, the Company must agree to a sale of the project to an unrelated third party at such value. The Company's partner must exercise this right as to all projects subject to the agreement within five years after the receipt of the final certificate of occupancy on the last developed property. In connection with this development agreement, the Company has an obligation to provide up to $40.0 million in credit enhancements to guarantee a portion of the third party construction financing. As of February 2, 2005, the Company had set-aside $5.0 million towards this credit enhancement. The Company would be required to perform under this agreement only if there was a material default under a third party construction mortgage agreement. This agreement expires no later than December 31, 2018. Notwithstanding the termination of the agreement, the Company shall have recourse against its development partner for any losses incurred.

- The second development partner has the right, at any time following completion of a project subject to the agreement, to require the Company to purchase the partners' interest in that project at a mutually agreeable price. If the Company and the partner are unable to agree on a price, both parties will obtain appraisals. If the appraised values vary by more than 10%, both the Company and its partner will agree on a third appraiser to determine which original appraisal is closest to its determination of value. The Company may elect at that time not to purchase the property and instead, authorize its partner to sell the project at or above the agreed-upon value to an unrelated third party. Five years following the receipt of the final certificate of occupancy on the last developed property, the Company must purchase, at the agreed-upon price, any projects remaining unsold.

- The third development partner has the exclusive right for six months following stabilization, as defined, to market a subject project for sale. Thereafter, either the Company or its development partner may market a subject project for sale. If the Company's development partner proposes the sale, the Company may elect to purchase the project at the price proposed by its partner or defer the sale until two independent appraisers appraise the project. If the two appraised values vary by more than 5%, a third appraiser will be chosen to determine the fair market value of the property. Once a value has been determined, the Company may elect to purchase the property or authorize its development partner to sell the project at the agreed-upon value.

In connection with one of its mergers, the Company provided a guaranty of a credit enhancement agreement with respect to certain tax-exempt bonds issued to finance certain public improvements at a multifamily development project. The Company has the obligation to provide this guaranty for a period of eight years from the consummation of the merger or through May 2005. The Company would be required to perform under this agreement only if there was a draw on the letter of credit issued by the credit enhancement party. The counterparty has also agreed to indemnify the Company for any losses suffered. As of December 31, 2004, this guaranty was still in effect at a commitment amount of $12.7 million (reduced to $10.4 million effective in January 2005) and no current outstanding liability.

During the years ended December 31, 2004, 2003 and 2002, total operating lease payments incurred for office space, including a portion of real estate taxes, insurance, repairs and utilities, aggregated $5.8 million, $5.7 million and $5.8 million, respectively.

The Company has entered into a retirement benefits agreement with its Chairman of the Board of Trustees and deferred compensation agreements with two of its executive officers and its former chief executive officer. During the years ended December 31, 2004, 2003 and 2002, the Company recognized compensation expense of $39,000, $3.0 million and $5.1 million, respectively, related to these agreements.

The following table summarizes the Company's contractual obligations for minimum rent payments under operating leases and deferred compensation for the next five years and thereafter as of December 31, 2004:

	Payments Due by Year (in thousands)						
	2005	**2006**	**2007**	**2008**	**2009**	**Thereafter**	**Total**
Operating Leases:							
Minimum Rent Payments (a)	$ 4,816	$ 4,205	$ 3,464	$ 3,335	$ 3,233	$ 7,369	$ 26,422
Other Long-Term Liabilities:							
Deferred Compensation (b)	813	1,807	2,211	2,211	2,211	11,230	20,483

(a) Minimum basic rent due for various office space the Company leases and fixed base rent due on a ground lease for one property.

(b) Estimated payments to the Company's Chairman, former CEO and two other executive officers based on planned retirement dates.

19. Asset Impairment

The Company recorded approximately $1.2 million of asset impairment charges related to its technology investments in each of the years ending December 31, 2003 and 2002. These charges were the result of a review of the existing investments reflected on the consolidated balance sheet. These impairment losses are reflected on the consolidated statements of operations in total expenses and include the write-down of assets classified as other assets.

For the year ended December 31, 2002, the Company recorded approximately $17.1 million of asset impairment charges related to its corporate housing business. Following the guidance in SFAS No. 142, these charges were the result of the Company's decision to reduce the carrying value of its corporate housing business to $30.0 million, given the weakness in the economy and management's expectations for near-term performance. This impairment loss is reflected on the consolidated statements of operations as impairment on corporate housing business and on the consolidated balance sheets as a reduction in goodwill, net.

20. Reportable Segments

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by senior management. Senior management decides how resources are allocated and assesses performance on a monthly basis.

The Company's primary business is owning, managing, and operating multifamily residential properties, which includes the generation of rental and other related income through the leasing of apartment units to residents and includes Equity Corporate Housing ("ECH"). Senior management evaluates the performance of each of our apartment communities on an individual basis; however, each of our apartment communities has similar economic characteristics, residents, and products and services so they have been aggregated into one reportable segment. The Company's rental real estate segment comprises approximately 99.4%, 99.2% and 99.4% of total revenues for the years ended December 31, 2004, 2003 and 2002, respectively. The Company's rental real estate segment comprises approximately 99.8% and 99.7% of total assets at December 31, 2004 and 2003, respectively.

The primary financial measure for the Company's rental real estate segment is net operating income ("NOI"), which represents rental income less: 1) property and maintenance expense; 2) real estate taxes and insurance expense; and 3) property management expense (all as reflected in the accompanying statements of operations). The Company believes that NOI is helpful to investors as a supplemental measure of the operating performance of a real estate company because it is a direct measure of the actual operating results of the Company's apartment communities. Current year NOI is compared to prior year NOI and current year budgeted NOI as a measure of financial performance. The following table presents the NOI from our rental real estate specific to continuing operations for the years ended December 31, 2004, 2003 and 2002, respectively:

	Year Ended December 31,		
	2004	2003	2002
	(Amounts in thousands)		
Rental income	$ 1,878,262	$ 1,691,647	$ 1,677,459
Property and maintenance expense	(520,412)	(460,426)	(427,960)
Real estate taxes and insurance expense	(222,448)	(184,483)	(170,029)
Property management expense	(75,888)	(68,058)	(72,416)
Net operating income	$ 1,059,514	$ 978,680	$ 1,007,054

The Company's fee and asset management activity is immaterial and does not meet the threshold requirements of a reportable segment as provided for in SFAS No. 131.

All revenues are from external customers and there is no customer who contributed 10% or more of the Company's total revenues during the three years ended December 31, 2004, 2003 or 2002.

21. Subsequent Events/Other

Subsequent to December 31, 2004 and through February 7, 2005, the Company:

- Acquired four properties consisting of 734 units and one parcel of vacant land for approximately $144.1 million;
- Disposed of one property consisting of 450 units (excluding condominium units) and a vacant land parcel for approximately $340.9 million;
- Assumed $47.6 million of mortgage debt on two properties in connection with their acquisitions;
- Executed an amended compensation agreement with its Chairman of the Board of Trustees extending his current agreement on the same terms and conditions for two more years through 2006 and providing him with a $3.25 million per year long-term compensation grant of options and restricted shares; and
- Issued irrevocable notices to redeem for cash during March 2005 all 1,320,000 units of its 8.50% Series B and C Preference Interests with a cumulative liquidation value of $66.0 million.

On February 24, 2005, the Company received $57.1 million in cash for its ownership interest in Rent.com in connection with the acquisition of Rent.com by eBay, Inc.

22. Quarterly Financial Data (Unaudited)

The following unaudited quarterly data has been prepared on the basis of a December 31 year-end. All amounts have also been restated in accordance with the discontinued operations provisions of SFAS No 144. Amounts are in thousands, except for per share amounts.

2004	Fourth Quarter 12/31	Third Quarter 9/30	Second Quarter 6/30	First Quarter 3/31
Total revenues (1)	$ 487,366	$ 483,481	$ 474,727	$ 443,927
Operating income (1)	135,952	121,612	136,148	132,973
Income from continuing operations (1)	33,303	26,185	39,483	36,305
Net gain on sales of discontinued operations	116,272	58,394	77,760	71,499
Discontinued operations, net (1)	1,058	2,930	4,963	4,177
Net income (1)*	150,633	87,509	122,206	111,981
Net income available to Common Shares	137,558	74,163	108,553	98,309
Earnings per share – basic:				
Net income available to Common Shares	$ 0.49	$ 0.26	$ 0.39	$ 0.35
Weighted average Common Shares outstanding	282,329	280,167	278,949	277,498
Earnings per share – diluted:				
Net income available to Common Shares	$ 0.48	$ 0.26	$ 0.39	$ 0.35
Weighted average Common Shares outstanding	306,841	304,028	302,201	301,781

(1) The amounts presented for the first three quarters of 2004 are not equal to the same amounts previously reported in the respective Form 10-Q's filed with the SEC for each period as a result of changes in discontinued operations due to additional property sales which occurred throughout 2004 and the Company's reclassification of its Minority Interest distributions on Preference Interests and Junior Preference Units. Below is a reconciliation to the amounts previously reported in the respective Form 10-Q's:

2004	Third Quarter 9/30	Second Quarter 6/30	First Quarter 3/31
Total revenues previously reported in Form 10-Q	$ 491,485	$ 488,596	$ 462,661
Total revenues subsequently reclassified to discontinued operations	(8,004)	(13,869)	(18,734)
Total revenues disclosed in Form 10-K	$ 483,481	$ 474,727	$ 443,927
Operating income previously reported in Form 10-Q	$ 124,371	$ 140,786	$ 139,316
Operating income subsequently reclassified to discontinued operations	(2,759)	(4,638)	(6,343)
Operating income disclosed in Form 10-K	$ 121,612	$ 136,148	$ 132,973
Income from continuing operations previously reported in Form 10-Q	$ 29,003	$ 49,363	$ 47,381
Income from continuing operations subsequently reclassified to discontinued operations	(2,818)	(4,796)	(5,992)
Preference Interest distributions reclassified to Minority Interests	-	(5,053)	(5,053)
Junior Preference Unit distributions reclassified to Minority Interests	-	(31)	(31)
Income from continuing operations disclosed in Form 10-K	$ 26,185	$ 39,483	$ 36,305
Discontinued operations, net previously reported in Form 10-Q	$ 112	$ 167	$ (1,815)
Discontinued operations, net from properties sold subsequent to the respective reporting period	2,818	4,796	5,992
Discontinued operations, net disclosed in Form 10-K	$ 2,930	$ 4,963	$ 4,177
Net income previously reported in Form 10-Q	$ 87,509	$ 127,290	$ 117,065
Preference Interest distributions reclassified to Minority Interests	-	(5,053)	(5,053)
Junior Preference Unit distributions reclassified to Minority Interests	-	(31)	(31)
Net income disclosed in Form 10-K	$ 87,509	$ 122,206	$ 111,981

2003	Fourth Quarter 12/31	Third Quarter 9/30	Second Quarter 6/30	First Quarter 3/31
Total revenues (2)	$ 430,692	$ 430,248	$ 426,229	$ 418,851
Operating income (2)	126,992	134,351	138,414	130,507
Income from continuing operations (2)	29,765	42,093	45,086	40,923
Net gain on sales of discontinued operations	91,731	77,983	70,320	70,672
Discontinued operations, net (2)	8,206	12,063	15,851	18,618
Net income (2)*	129,702	132,139	131,257	130,213
Net income available to Common Shares	90,743	112,575	112,154	111,167
Earnings per share – basic:				
Net income available to Common Shares	$ 0.33	$ 0.41	$ 0.41	$ 0.41
Weighted average Common Shares outstanding	274,457	272,787	271,380	270,678
Earnings per share – diluted:				
Net income available to Common Shares	$ 0.33	$ 0.41	$ 0.41	$ 0.41
Weighted average Common Shares outstanding	299,516	297,941	296,084	294,508

(2) The amounts presented for the four quarters of 2003 are not equal to the same amounts previously reported in the respective Form 10-Q's/10-K filed with the SEC for each period as a result of changes in discontinued operations due to additional property sales which occurred throughout 2004 and 2003 and the Company's reclassification of its Minority Interest distributions on Preference Interests and Junior Preference Units. Below is a reconciliation to the amounts previously reported in the respective Form 10-Q's/10-K:

2003	**Fourth Quarter 12/31**	**Third Quarter 9/30**	**Second Quarter 6/30**	**First Quarter 3/31**
otal revenues previously reported in Form 10-Q/10-K	$ 459,521	$ 472,976	$ 479,357	$ 482,707
otal revenues subsequently reclassified to discontinued operations	(28,829)	(42,728)	(53,128)	(63,856)
otal revenues disclosed in Form 10-K	$ 430,692	$ 430,248	$ 426,229	$ 418,851
)perating income previously reported in Form 10-Q/10-K	$ 136,057	$ 147,635	$ 155,638	$ 151,039
)perating income subsequently reclassified to discontinued operations	(9,065)	(13,284)	(17,224)	(20,532)
)perating income disclosed in Form 10-K	$ 126,992	$ 134,351	$ 138,414	$ 130,507
ncome from continuing operations previously reported in Form 10-Q/10-K	$ 43,049	$ 59,297	$ 65,934	$ 64,259
ncome from continuing operations subsequently reclassified to discontinued operations	(8,150)	(12,070)	(15,714)	(18,202)
'reference Interest distributions reclassified to Minority Interests	(5,052)	(5,053)	(5,053)	(5,053)
unior Preference Unit distributions reclassified to Minority Interests	(82)	(81)	(81)	(81)
ncome from continuing operations disclosed in Form 10-K	$ 29,765	$ 42,093	$ 45,086	$ 40,923
)iscontinued operations, net previously reported in Form 10-Q/10-K	$ 56	$ (7)	$ 137	$ 416
)iscontinued operations, net from properties sold subsequent to the respective reporting period	8,150	12,070	15,714	18,202
Discontinued operations, net disclosed in Form 10-K	$ 8,206	$ 12,063	$ 15,851	$ 18,618
Net income previously reported in Form 10-Q/10-K	$ 134,836	$ 137,273	$ 136,391	$ 135,347
Preference Interest distributions reclassified to Minority Interests	(5,052)	(5,053)	(5,053)	(5,053)
Junior Preference Unit distributions reclassified to Minority Interests	(82)	(81)	(81)	(81)
Net income disclosed in Form 10-K	$ 129,702	$ 132,139	$ 131,257	$ 130,213

* The Company did not have any extraordinary items or cumulative effect of change in accounting principle during the years ended December 31, 2004 and 2003. Therefore, income before extraordinary items and cumulative effect of change in accounting principle is not shown as it was equal to the net income amounts disclosed above.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders
Equity Residential

We have audited the accompanying consolidated balance sheets of Equity Residential (the "Company") as of December 31, 2004 and 2003 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Equity Residential at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for variable interest entities in 2004 and changed its method of accounting for stock-based compensation in 2003.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Equity Residential's internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Chicago, Illinois
February 28, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Trustees and Shareholders
Equity Residential

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Equity Residential (the "Company") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Equity Residential maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO Criteria. Also, in our opinion, Equity Residential maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO Criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Equity Residential as of December 31, 2004 and 2003 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004 and our report dated February 28, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Chicago, Illinois
February 28, 2005